Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars (“$” or “US$”) unless otherwise noted)

AGNICO EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2017 RESULTS —RECORD ANNUAL GOLD OUTPUT; PRODUCTION GUIDANCE INCREASED FOR 2018 AND 2019; RESERVES INCREASE YEAR-OVER-YEAR

Toronto (February 14, 2018) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $35.1 million, or net income of $0.15 per share for the fourth quarter of 2017.  This result includes mark-to-market adjustments and derivative losses of $1.0 million ($0.01 per share), non-recurring losses of $6.8 million ($0.03 per share) and non-cash foreign currency translation losses of $5.5 million ($0.02 per share).  Excluding these items would result in adjusted net income1 of $48.4 million ($0.21 per share) for the fourth quarter of 2017.  In the fourth quarter of 2016, the Company reported net income of $62.7 million or $0.28 per share.

Not included in the fourth quarter of 2017 adjusted net income above is non-cash stock option expense of $4.1 million ($0.02 per share).

Fourth quarter 2017 cash provided by operating activities was $166.9 million ($209.5 million before changes in non-cash components of working capital).  This compares to cash provided by operating activities of $120.6 million in the fourth quarter of 2016 ($120.3 million before changes in non-cash components of working capital).  The increase in cash provided by operating activities before changes in non-cash components of working capital during the current period, as compared to the prior period, was mainly due to higher gold sales (up 5%) and a higher realized gold price (up 7%).

“In 2017, we had another strong year of operating performance exceeding our production forecast and beating our cost guidance for the sixth consecutive year.  We set a new annual production record while recording the fewest number of lost time accidents, and we also increased our gold reserves”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “Furthermore, we continue to make excellent progress on our Nunavut development projects which has allowed us to advance the expected start-up of Meliadine and increase our production guidance for 2018 and 2019.  With projected production on track to reach

1 Adjusted net income is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

approximately 2.0 million ounces with lower unit costs in 2020, the Company will be focusing on increasing its reserve base and advancing its development pipeline to enhance the production profile and grow free cash flow”, added Mr. Boyd.

Fourth quarter and full year 2017 highlights include:

•                Gold production and costs better than forecast for sixth consecutive year — Payable production2 in 2017 was 1,713,533 ounces of gold on production costs per ounce of gold of $621, with total cash costs per ounce3 of $558, compared to most recent guidance of 1,680,000 ounces of gold at total cash costs per ounce of $585.  All-in sustaining costs per ounce4 (“AISC”) for 2017 were $804, compared to most recent guidance of $845 per ounce

•                Gold production forecasts increased for 2018 and 2019 as Meliadine start up advanced and Meadowbank extended into 2019; production guidance for 2020 is unchanged at 2.0 million ounces — The production forecast for 2018 is now 1.53 million ounces, compared to previous guidance of 1.5 million ounces.  The midpoint of production guidance for 2019 is now 1.7 million ounces, compared to previous guidance of 1.6 million ounces.  First production at Meliadine is now expected in the second quarter of 2019, which is approximately one quarter ahead of the initial schedule.  The midpoint of production guidance for 2020 is 2.0 million ounces, which is unchanged from previous guidance

•                Transitioning to lower unit costs by 2020 as production ramps up — In 2018, total cash costs per ounce are forecast to be between $625 and $675 and AISC are forecast to be between $890 and $940 per ounce.  The increased unit costs over the 2017 period are largely due to lower expected gold production in 2018 than in 2017.  As the Nunavut business transitions from the Meadowbank deposit to Amaruq and Meliadine, with much higher gold production expected in 2020, total cash costs per ounce are forecast to decline to between $600 and $650, while AISC are forecast to decline to between $825 and $875 per ounce

•                Gold Reserves continue to grow as average grade increases — 2017 mineral reserves, net of 2017 production, increased by 3.1% to 20.6 million ounces (257 million tonnes grading 2.49 grams per tonne (“g/t”) gold), while the gold reserve grade increased by approximately 7.7% from the previous year.  A large portion of the increase comes from mineral resource conversion at Amaruq.  Measured and

2 Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are shipped during the period or held as inventory at the end of the period.

3 Total cash costs per ounce is a non-GAAP measure, and unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs per ounce is a non-GAAP measure, and unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

indicated mineral resources declined by 2.6% and inferred mineral resources declined by 4.3%, however, grades of these mineral resources increased.

•                Kittila Shaft Approved for Construction — The Company’s Board of Directors has approved an expansion to add a 1,044 metre deep shaft and increase expected mill throughput by 25 percent to 2.0 million tonnes per annum (“mtpa”) at Kittila.  The expansion will be phased in over four years at a capital cost of approximately 160 million euros and is expected to result in a 50,000 to 70,000 ounce annual increase in gold production at reduced operating costs beginning in 2021.  The shaft is expected to provide access to the mineral resource areas below 1,150 metres which could further extend the mine life

•                A quarterly dividend of $0.11 per share has been declared

Fourth Quarter and Full Year 2017 Financial and Production Highlights

In the fourth quarter of 2017, strong operational performance continued at the Company’s mines.  Payable production in the fourth quarter of 2017 was 413,212 ounces of gold, compared to 426,433 ounces in the fourth quarter of 2016.  A detailed description of the production performance of each mine is set out below.

Production costs per ounce for the fourth quarter of 2017 were $697, compared to $598 in the fourth quarter of 2016.  Total cash costs per ounce for the fourth quarter of 2017 were $592, compared to $552 in the fourth quarter of 2016.  The increase in production costs per ounce and cash costs per ounce for the fourth quarter, when compared to the prior-year period, is as a result of higher minesite costs and lower production in the quarter.  AISC for the fourth quarter of 2017 were $905, compared to $832 in the fourth quarter of 2016 due to higher total cash costs and increased sustaining capital spending.  A detailed description of the cost performance of each mine is set out below.

For the full year 2017, the Company recorded net income of $243.9 million, or $1.06 per share.  In 2016, the Company recorded net income of $158.8 million, or $0.71 per share.  The increase was primarily due to higher revenue as a result of higher realized metal prices and higher metal sales volumes.

For the full year 2017, cash provided by operating activities was $767.6 million ($839.4 million before changes in non-cash components of working capital), as compared with the full year 2016, when cash provided by operating activities was $778.6 million ($714.2 million before changes in non-cash components of working capital).  The increase in cash provided by operating activities before changes in working capital for the full year 2017 were mainly due to higher revenue as a result of higher realized metal prices and higher metal sales volumes.

For the sixth consecutive year, Agnico Eagle has reported annual gold production in excess of annual guidance.  The Company’s payable production for the full year 2017 was 1,713,533 ounces of gold, compared to most recent guidance of 1,680,000 ounces.  In

2016, full year production was 1,662,888 ounces.  A detailed description of the production performance of each mine is set out below.

Production costs per ounce for the full year 2017 were $621, which was the same as 2016.  Total cash costs per ounce for the full year 2017 were $558, below most recent guidance of between $570 and $600.  In 2016, total cash costs per ounce were $573.  The decrease in cash costs per ounce for full year 2017, when compared to the prior-year period, is primarily due to higher production in 2017.

AISC for 2017 was $804 per ounce, below most recent guidance of between $820 and $870.  This compares with AISC of $824 per ounce in 2016.  The lower AISC in 2017 period is primarily due to lower total cash costs per ounce and higher production.  A detailed description of the cost performance of each mine is set out below.

Capital Spending and Liquidity - Existing Cash and Undrawn Credit Facility Provide Financial Flexibility

The Company continues to maintain its investment grade balance sheet and has adequate financial flexibility to finance capital requirements at its various mines and development projects from operating cash flow, cash and cash equivalents, short term investments and undrawn credit lines.

Cash and cash equivalents and short term investments increased to $643.9 million at December 31, 2017, from the December 31, 2016 balance of $548.4 million.

The outstanding balance on the Company’s credit facility remained nil at December 31, 2017.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

In the first quarter of 2018, the Company marketed notes to institutional investors on a private placement basis.  The Company expects to issue $350 million of notes with a weighted average maturity of 13.9 years and a weighted average interest rate of 4.57% in April.  The other terms of the notes are expected to be substantially the same as the terms of the existing outstanding notes of the Company.

Total capital expenditures for the full year 2017 were $875 million, compared to most recent guidance of $895 million.  The lower capital expenditures largely related to a reduction in development capital spending at LaRonde Zone 5 and Goldex, offset by higher development capital spending at Canadian Malartic.  A portion of the capital not spent in 2017 has been rolled forward into the 2018 capital forecast.

Capital Expenditures

(In thousands of US dollars)

	Three Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2017
Sustaining Capital
LaRonde mine	$16,883	$67,128
Canadian Malartic mine	27,281	67,878
Meadowbank mine	6,008	22,720
Kittila mine	20,679	57,079
Goldex mine	11,709	30,061
Lapa mine	—	—
Pinos Altos mine	12,501	39,986
Creston Mascota deposit at Pinos Altos	2,446	6,753
La India mine	1,750	8,159
Meliadine project	—	—

Development Capital
LaRonde mine	$10,302	$22,621
Canadian Malartic mine	10,714	18,671
Meadowbank mine	12,173	88,796
Kittila mine	11,096	30,710
Goldex mine	3,060	26,989
Lapa mine	—	—
Pinos Altos mine	851	9,351
Creston Mascota deposit at Pinos Altos	909	1,355
La India mine	29	2,624
Meliadine project	87,175	372,071
Other	1,041	1,924

Total Capital Expenditures	$236,607	$874,876

Quarterly Dividend Declared

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.11 per common share, payable on March 15, 2018 to shareholders of record as of March 1, 2018.  Agnico Eagle has now declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for 2018

Record Date	Payment Date
March 1*	March 15*
June 1	June 15
August 31	September 14
November 30	December 14

*Declared

Dividend Reinvestment Plan

Shareholders should use the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

Conference Call Tomorrow

The Company’s senior management will host a conference call on Thursday, February 15, 2018 at 11:00 AM (E.S.T.) to discuss the Company’s fourth quarter and full-year financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 5699104.  The conference call replay will expire on Thursday, March 15, 2018.

The webcast along with presentation slides will be archived for 180 days on the Company’s website www.agnicoeagle.com.

New Three Year Guidance — Production Forecasts Increased for 2018 and 2019; while 2020 Remains on Track for Production of Approximately 2.0 million ounces

The Company is announcing its detailed production and cost guidance for 2018, and mine by mine production forecasts for 2018 through 2020.  Production in 2018 is now forecast to be 1.53 million ounces (previously 1.5 million ounces).  Given the expected start up of several new operations, the Company is now providing a range of production guidance for 2019 and 2020.  Production in 2019 is now forecast to be between 1.63 and 1.77 million ounces (mid point of 1.7 million ounces), which compares to previous guidance of 1.6 million ounces.  Production in 2020 is now forecast to be between 1.95 and 2.05 million ounces (mid point of 2.0 million ounces), which compares to previous guidance of approximately 2.0 million ounces.

The increased production guidance for 2019 is partly due to advancing the expected start-up of production at Meliadine to the second quarter of 2019 (previously the third quarter of 2019) and extension of production at Meadowbank (largely through the processing of stockpiles).

Total cash costs per ounce in 2018 are expected to be between $625 and $675 using a C$/US$ foreign exchange rate assumption of 1.25.  Total cash costs per ounce in 2018 are expected to be higher than in the 2017 period primarily due to lower production volumes, stronger operating currencies (Canadian dollar and euro), and slightly higher minesite costs per tonne5 at several operations (Meadowbank, Pinos Altos and Creston Mascota).  In 2020, using a C$/US$ foreign exchange rate assumption of 1.25, total cash costs per ounce are forecast to decline to between $600 and $650, largely due to higher production volumes.

AISC for 2018 are expected to be between $890 and $940 per ounce.  The AISC per ounce in 2018 are expected to be higher than in the 2017 period due to lower production and higher total cash costs.  In 2020, using a C$/US$ foreign exchange rate assumption of 1.25, AISC are forecast to decline to between $825 and $875 per ounce, largely due to higher production and lower total cash costs per ounce.

By 2019, the Company expects to have four cornerstone production assets (the LaRonde Complex, Canadian Malartic, Meliadine and the Meadowbank Complex, which includes the Amaruq satellite deposit) each with annual production rates of approximately 250,000 to 400,000 ounces of gold.  Beyond 2019, the Company anticipates the Meadowbank Complex production levels to increase as gold grades mined are expected to rise at the Amaruq satellite deposit.  In addition, at Kittila, with the proposed expansion, annual production in 2021 and beyond is expected to increase by approximately 25-30% over current levels, to more than 250,000 ounces as new sources of ore are developed underground.

Following a period of increased development capital spending, largely due to the construction of the Meliadine and Amaruq projects in Nunavut, the Company is forecasting a return to free cash generation in the second half of 2019.  At current foreign exchange rate assumptions (1.25 C$/US$, 1.20 EUR/US$, 18.00 US$/MXP) total capital expenditures are forecast to be approximately $1.08 billion in 2018 and between $650 and $700 million in 2019 and 2020.  Annual sustaining capital expenditures (included in the above) for 2019 and beyond are expected to remain stable at approximately $300 to $325 million.

“We are excited to transition into a larger production base in Nunavut next year.  We have also built a platform to drive further production growth beyond 2020.  We expect that this increase in production will result in growth in free cash flow per share, which could potentially translate into higher dividends”, said David Smith, Agnico Eagle’s Senior Vice President, Finance and Chief Financial Officer.

5  Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance.

Additional Near-Term Production Potential (2019 to 2022)

The Company is evaluating several potential opportunities (none of which has yet been approved for construction with the exception of the Kittila shaft) at a number of existing operations to build further value and enhance the production profile in 2019 through 2022.  These opportunities are summarized in the table below.

Minesite/Region	Opportunity
LaRonde Complex

Potential for phased development of LaRonde 3 (located below a depth of 3.1 kilometres) where recent drilling continues to encounter high grade gold intersections. Also the potential to mine additional ounces from LaRonde Zone 5 and other nearby satellite zones

Goldex

Potential for increased throughput from Deep Zone 1 and potential for advanced development of Deep Zone 2. Also potential for increased production from the South Zone and Akasaba West once permitting is complete

Canadian Malartic (50%)	Potential production from near pit zones and/or Odyssey South underground
Meadowbank Complex	Potential to accelerate development schedule and drilling to expand known open pit deposits and evaluate the underground potential at the Whale Tail and V zones
Meliadine	Potential to accelerate original construction schedule, advancement of Phase 2 pit implementation and testing the depth and lateral extensions of the Wesmeg, Normeg and Tiriganiaq zones
Kittila	Expansion to 2.0 mtpa, including optimization of the Rimpi and Sisar zones via a new shaft
Pinos Altos/Creston Mascota	Evaluation of satellite zones including Cubiro, Reyna de Plata and Madrono.
La India	Evaluation of satellite zones including El Realito

Development Pipeline Expected to Provide Further Production Growth Beyond 2022

Agnico Eagle has a strong pipeline of development projects that could provide further production growth beyond 2022.  These opportunities are typically at an earlier stage than those outlined above.  A summary of the longer term opportunities are presented in the table below.

Minesite/Region	Opportunity
Goldex	Evaluation of the G and South zones and the Deep 3 Zone (below 1,500 metres)
Canadian Malartic (50%)	Evaluation of the potential for production from Odyssey North underground and East Malartic underground
Kittila	Further optimization of underground mine and development of the lower mine with shaft access (below 1,000 metres)
Meadowbank Complex	Continued evaluation of the regional potential at Amaruq
Meliadine	Further drill testing of known zones and gold occurrences on the 80-kilometre-long greenstone belt
Barsele	Testing additional mineralized zones and evaluation of production potential
Santa Gertrudis	Evaluation of known mineralized trends with a view to potentially restart operations at this past producing heap leach mine
El Barqueno	Continue resource expansion and studies to potentially define an initial development plan
Kirkland Lake (50%)*	Potential production scenario at Upper Beaver and potential synergies from development of other properties in the region
Hammond Reef (50%)*	Potential for production in a higher gold price environment

* Agnico Eagle entered into an agreement to purchase the remaining 50% interest in these Canadian Malartic Corporation (“CMC”) assets indirectly owned by Yamana Gold Inc. (“Yamana”) in December 2017.  The transaction is expected to close in the first quarter of 2018.  For the purposes of this news release, it is assumed that 100% of the CMC Projects will be conveyed to Agnico Eagle on March 31, 2018.  For additional details on the transaction see the Company’s news release dated December 21, 2017.

Three-Year Guidance Plan Outlines a Growing Production Profile with Declining Unit Costs

Mine by mine production and cost guidance for 2018, and mine by mine production forecasts for 2019 and 2020 are set out below.  Evaluation of opportunities to further optimize and improve production and unit cost forecasts is ongoing.

Estimated Payable Gold Production

			2019			2020
	2017	2018	Forecast			Forecast
	Actual	Forecast	Range		Mid-Point	Range		Mid-Point
Northern Business
LaRonde	348,870	350,000	355,000	365,000	360,000	355,000	365,000	360,000
LaRonde Zone 5	515	20,000	30,000	35,000	32,500	40,000	45,000	42,500
Lapa	48,613	10,000	—	—	—	—	—	—
Canadian Malartic (50%)	316,731	325,000	320,000	330,000	325,000	340,000	350,000	345,000
Goldex	118,947	115,000	110,000	120,000	115,000	125,000	135,000	130,000
Kittila	196,938	190,000	185,000	195,000	190,000	205,000	225,000	215,000
Meadowbank	352,526	220,000	55,000	65,000	60,000	—	—	—
Amaruq Deposit	—	—	135,000	190,000	162,500	260,000	270,000	265,000
Meliadine	—	—	165,000	175,000	170,000	380,000	390,000	385,000
	1,383,140	1,230,000	1,355,000	1,475,000	1,415,000	1,705,000	1,780,000	1,742,500
Southern Business	—	—	—	—
Pinos Altos	180,859	170,000	160,000	170,000	165,000	140,000	150,000	145,000
Creston Mascota	48,384	35,000	25,000	35,000	30,000	10,000	15,000	12,500
La India	101,150	90,000	85,000	95,000	90,000	95,000	105,000	100,000
	330,393	295,000	270,000	300,000	285,000	245,000	270,000	257,500
Total Gold Production	1,713,533	1,525,000	1,625,000	1,775,000	1,700,000	1,950,000	2,050,000	2,000,000

Total cash costs per ounce on a by-product basis of gold produced ($ per ounce):

	2017	2018
	Actual	Forecast
Northern Business
LaRonde	$406	$447
LaRonde Zone 5	—	712
Lapa	755	1,079
Canadian Malartic (50%)	576	586
Goldex	610	682
Kittila	753	830
Meadowbank	614	893
	$577	$654
Southern Business
Pinos Altos	395	569
Creston Mascota	575	913
La India	580	651
	$478	$635
Total	$558	$650

Currency and commodity assumptions used for 2018 cost estimates and sensitivities are presented in the table below:

2018 commodity and currency		Approximate impact on total cash
price assumptions		costs per ounce basis
Silver ($/oz)	17.50	$1 / oz change in silver price	$3
Copper ($/mt)	6,614	10% change in copper price	$2
Zinc ($/mt)	3,086	10% change in zinc price	$1
Diesel (C$/ltr)	0.80	10% change in diesel price	$3
C$/US$	1.25	1.0% change in C$/US$	$5
EURO$/US$	1.20	1.0% change in EURO$/US$	$1
US$/MXP	18.00	10% change in US$/MXP	$5

In 2019, the estimated mid-point production level is currently forecast to be approximately 1.70 million ounces of gold, increased from the 1.60 million ounces in the February 2017 forecast.  The Company is currently evaluating potential opportunities to further optimize and improve production levels in 2019 and beyond (see discussion below for additional details).

In 2020, the estimated mid-point production level is currently forecast to be approximately 2.0 million ounces of gold, which is in line with the February 2017 forecast.

In 2019 and 2020, the Company expects total cash costs per ounce and AISC to be below the 2018 ranges when using the same currency and commodity assumptions as described above.

Depreciation Guidance

Agnico Eagle expects its 2018 depreciation and amortization expense to be between $525 and $575 million.

General & Administrative Cost Guidance

Agnico Eagle expects 2018 general and administration expense to be between $75 and $85 million, excluding share based compensation.  In 2018, share based compensation expense is expected to be between $30 and $40 million (including non-cash stock option expense of between $15 and $20 million).

Please see the supplemental financial data section of the Financial and Operating Database on the Company’s website for additional historical financial data.

Tax Guidance for 2018

For 2018, the Company expects its effective tax rates to be:

Canada - 40% to 50%

Mexico - 35% to 40%

Finland - 20%

The Company’s overall tax rate is expected to be between 40% and 45%.

Updated Three Year Guidance Plan

Since the prior three-year gold production guidance of February 15, 2017 (“Previous Guidance”), there have been several operating developments resulting in changes to the overall three-year production profile.  Descriptions of these changes are set out below.

Northern Business

ABITIBI REGION, QUEBEC

LaRonde Forecast	2017	2018	2019	2020
Previous Guidance (oz)	315,000	360,000	365,000	n.a.
Current Guidance (oz)	348,870 (actual)	350,000	360,000	360,000

LaRonde Forecast 2018	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)	Zinc (%)	Zinc Mill Recovery (%)	Copper (%)	Copper Mill Recovery (%)	Minesite Costs per Tonne
	2,190	5.20	95.7%	18.64	77.7%	0.47%	67.5%	0.25%	82.2%	C$	115

At LaRonde, the slightly lower production guidance for 2018 and 2019 (as compared to Previous Guidance) is primarily due to minor changes in the mining sequence.  The year-over-year production forecasts through 2020 largely reflect an increase in grade closer to that of the average mineral reserves as mining fully transistions to the higher grade areas in the lower mine.

LaRonde Zone 5 Forecast	2017	2018	2019	2020
Previous Guidance (oz)	n.a.	20,000	35,000	n.a.
Current Guidance (oz)	515 (actual)	20,000	32,500	42,500

LaRonde Zone 5 2018	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
Guidance	325	2.10	91.5%	C$	55

LaRonde Zone 5 was approved for development in February 2017 and full permits were received in 2017.  During the third quarter of 2017, a 7,700 tonne bulk sample of development ore was processed at the Lapa gold circuit (part of the LaRonde metallurgical complex) yielding 515 ounces of gold. This bulk sample validated the metallurgical and pastefill parameters.  The revenue from the pre-commercial production was deducted from the capital expenditures of the project.

Commercial production is expected to be achieved in the third quarter of 2018.  For additional technical details on the project see the Company’s news release dated February 15, 2017.

Lapa Forecast	2017	2018	2019	2020
Previous Guidance (oz)	15,000	—	—	n.a.
Current Guidance (oz)	48,613 (actual)	10,000	n.a.	n.a.

Lapa Forecast 2018	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	100	3.75	83.0%	C$	135

Mining operations at Lapa continued through year-end 2017 and into the first quarter of 2018, with ore being stockpiled for processing in 2018.  Milling operations are now expected to resume in March 2018 with processing of Lapa ore expected to continue through to the commencement of production from LaRonde Zone 5.

Canadian Malartic Forecast	2017	2018	2019	2020
Previous Guidance (oz)	300,000	325,000	320,000	n.a.
Current Guidance (oz)	316,731 (actual)	325,000	325,000	345,000

Canadian Malartic Forecast 2018	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	10,010	1.14	89.0%	C$	25

At Canadian Malartic (in which Agnico Eagle has 50% ownership), guidance for 2018 and 2019 is essentially unchanged from Previous Guidance.  Production in 2020 is expected to increase primarily due to the mining of higher grades in the Barnat pit (part of the Barnat expansion project).

Goldex Forecast	2017	2018	2019	2020
Previous Guidance (oz)	105,000	115,000	120,000	n.a.
Current Guidance (oz)	118,947 (actual)	115,000	115,000	130,000

Goldex Forecast 2018	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	2,450	1.57	93.0%	C$	40

At Goldex, guidance in 2018 and 2019 is essentially unchanged from Previous Guidance.  Production in 2020 is expected to increase with the proposed start-up of operations at the Akasaba West deposit.

Agnico Eagle acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit is expected to create flexibility and synergies for the Company’s operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall costs.  The permitting process is ongoing and the Company expects to begin sourcing open pit ore from Akasaba West in 2020.

NUNAVUT REGION

Meadowbank Forecast	2017	2018	2019	2020
Previous Guidance (oz)	320,000	165,000	—	n.a.
Current Guidance (oz)	352,526 (actual)	220,000	60,000	—

Meadowbank Forecast 2018	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	3,275	2.30	90.9%	C$	76

At Meadowbank, guidance for 2018 has increased over Previous Guidance and production has been extended into 2019, which bridges the gap between the cessation of mining activities at Meadowbank and the expected start of operations at Amaruq in the third quarter of 2019.  The additional production comes from an extension of the mine plan at the Vault and Phaser pits in 2018 and the Portage pit in 2018 and 2019.  In addition, production will be supplemented from stockpiles in 2018 and 2019.

Amaruq Forecast	2017	2018	2019	2020
Previous Guidance (oz)	n.a.	n.a.	135,000	255,000
Current Guidance (oz)	n.a.	n.a.	162,500	265,000

The Amaruq satellite deposit at Meadowbank was approved for development in February 2017, pending the receipt of the required permits that are currently expected to be received late in the secondquarter of 2018.  In late 2017, the Company completed an internal technical study on the Amaruq deposit.  The results of this study are being incorporated into a new National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report for the Meadowbank Complex, which is expected to be filed in March 2018.

Production is currently forecast to begin in the third quarter of 2019 (approximately four to five months of production in 2019).  Production in 2019 is expected to be between 135,000 and 190,000 ounces, with a mid-point of 162,500 ounces.  In 2020, production is expected to be between 260,000 and 270,000 ounces, with a mid-point of 265,000 ounces, which is a slight improvement over Previous Guidance.  In 2019 and 2020, the increase over Previous Guidance is largely due to a more robust mining plan outlined in the updated technical study.  The Company continues to investigate additional opportunities to optimize the mining plan at Amaruq.

Additional details on the project (including updated operational parameters) are described below.

Meliadine Forecast	2017	2018	2019	2020
Previous Guidance (oz)	n.a.	n.a.	125,000	375,000
Current Guidance (oz)	n.a.	n.a.	170,000	385,000

The Meliadine project was approved for development in February 2017.  Given the progress of construction and development activities in 2017, and the acceleration of capital spending from 2019 into 2018, the mine is now expected to begin production in the second quarter of 2019, which is approximately one quarter ahead of previous forecasts.  The production forecast has the potential to further increase in 2019 depending on the progress of development at the Meliadine project.

FINLAND

Kittila Forecast	2017	2018	2019	2020
Previous Guidance (oz)	190,000	200,000	210,000	n.a.
Current Guidance (oz)	196,938 (actual)	190,000	190,000	215,000

Kittila Forecast 2018	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	1,685	4.08	86.0%	€78.00

At Kittila, guidance for 2018 and 2019 is slightly below the Previous Guidance due to a re-evaluation of the block model based on reconciliation data.  This has resulted in slightly lower grades in the planned mining areas for 2018 and 2019, which has led to a reduction in expected production levels over the next two years.  In 2017, the Company validated the potential to increase throughput rates to 2.0 mtpa from the then current rate of 1.6 mtpa.  As a result, the Company’s Board of Directors has approved the expansion of the Kittila mine, which will include a mill modification and installation of a 1,044 metre deep shaft.

The increased throughput rate is further supported by additional drilling that has yielded favourable results in the Rimpi and Sisar zones (see the Kittila operational section below for recent drill results).

The new production guidance for 2020 reflects the partial impact of the expansion (starting in late 2020).  Additional details on the expansion project (including operational parameters) are described below.

Southern Business

Pinos Altos Forecast	2017	2018	2019	2020
Previous Guidance (oz)	170,000	175,000	175,000	n.a.
Current Guidance (oz)	180,859 (actual)	170,000	165,000	145,000

Pinos Altos Forecast 2018	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)	Minesite Costs per Tonne
	2,230	2.50	94.9%	57.00	58.0%	$62

At Pinos Altos, guidance for 2018 is slightly lower than Previous Guidance as open pit mining activities are expected to be completed by mid-year.  The decrease in 2019 production compared to Previous Guidance reflects the introduction of lower grade ore from the Sinter deposit.  Studies are ongoing to evaluate the potential to develop other satellite zones such as Cubiro and Reyna de Plata.

Creston Mascota Forecast	2017	2018	2019	2020
Previous Guidance (oz)	40,000	30,000	5,000	n.a.
Current Guidance (oz)	48,384 (actual)	35,000	30,000	12,500

Creston Mascota Forecast 2018	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Recovery (%)	Minesite Costs per Tonne
	1,770	1.01	60.9%	19.72	24.1%	$21

At Creston Mascota, guidance in 2018 and 2019 reflects the addition of the Bravo deposit into the mine plan (due to conversion of mineral resources to mineral reserves).  The increase in the minesite cost per tonne at Creston Mascota in 2018 (as compared to prior years) is affected by increased waste stripping (primarily at Bravo) and higher fuel costs relating to longer trucking distances.  Costs are expected to return to levels that are more typical in 2019.  Exploration is focused on expanding mineral reserves and mineral resources to sustain and grow production past 2019.

La India Forecast	2017	2018	2019	2020
Previous Guidance (oz)	100,000	110,000	110,000	n.a.
Current Guidance (oz)	101,150 (actual)	90,000	90,000	100,000

La India Forecast 2018	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Recovery (%)	Minesite Costs per Tonne
	6,000	0.74	63.0%	2.72	15.7%	$10

At La India, guidance in 2018 and 2019 is below Previous Guidance reflecting changes in the grade, mining sequence and lower recoveries.  Production in 2020 is expected to return to levels that are more in line with average historical production.  Studies are ongoing to evaluate the potential to develop other satellite zones such as El Cochi and El Realito.

Amaruq Project — Initial Mineral Reserves Declared; Budget and Schedule Remain on Track for Start-up in the Third Quarter of 2019

Agnico Eagle has a 100% interest in the Amaruq project at Meadowbank, which includes the Whale Tail and V Zone deposits. The project is located on a large 99,878 hectare property, approximately 50 kilometres northwest of the Meadowbank mine.  A significant gold discovery was made on the property in 2013, and activities since that time have focused on the development of satellite mineralization to feed the existing Meadowbank mill.

In February 2017, the Company’s Board of Directors approved the Amaruq project for development pending the receipt of the required permits.  During the course of 2017, activities continued with the intent of bringing the project into production in the third quarter of 2019.

A conventional open pit mining operation is forecast to begin on the Whale Tail deposit in the third quarter of 2019.  Other satellite deposits, such as the V Zone, are expected to be included into the mine plan pending receipt of additional permitting.  This mining operation will utilize the existing infrastructure at the Meadowbank mine (mining equipment, mill, tailings, camp and airstrip).  Additional infrastructure will be built at the Amaruq site (truck shop/warehouse, fuel storage and a larger camp facility).  In addition, a new truck fleet will be required for hauling ore to the Meadowbank mill.

The project will be accessed by a 64-kilometre road from the Meadowbank site.  This road was completed as an exploration road in August 2017, and the Company expects to expand it to a production road once all of the necessary permits are received.  The ore will be hauled to the Meadowbank mill using off-road type trucks and the mill is expected to operate at 9,000 tonnes per day (“tpd”).  The mill will require minor modifications, specifically the addition of a continuous gravity and regrind circuit.

The initial plan calls for the production of approximately 2.1 million ounces of gold between 2019 and 2024, with pre-mining activities starting in 2018 at the Whale Tail deposit, leaving approximately 60% of the current mineral reserve and mineral resource base uncovered by the mine plan.

The Whale Tail Project is currently in the permitting process.  Once the Federal Minister of Indigenous and Northern Affairs Canada (“INAC”) approves the project, the Nunavut Impact Review Board will be in a position to finalize the Whale Tail Project Certificate (the “WTPC”).  Once the WTPC is finalized, the Company expects the Nunavut Water Board will finalize the Whale Tail Water License A for submission to INAC for final approval.  The Company expects that the final approvals for the Whale Tail project will be received late in the second quarter of 2018.

In 2017, capital expenditures at Amaruq were $89 million, compared to guidance of $100 million.  Amaruq capital expenditures were included with Meadowbank development capital expenditures disclosed for 2017.  Key activities included the completion of the exploration road from the Meadowbank mine, approximately 98,000 metres of exploration drilling (details are provided in the Meadowbank operational section below), the construction of a portal for the development of an underground ramp starting in 2018, testing of ore haulage trucks and completion of the updated technical study.

Amaruq Operating Parameters Updated in New Technical Study

In late 2017, the Company completed an updated technical study on the Amaruq deposit, the results of which are being incorporated into a new NI 43-101 technical report for the Meadowbank Complex, that is expected to be filed in March 2018.

At December 31, 2017, the Amaruq satellite deposit at Meadowbank was estimated to contain an open pit mineral reserve of 2.4 million ounces (20.1 million tonnes grading 3.67 g/t gold), an open pit and underground indicated mineral resource of 1.0 million ounces (8.8 million tonnes grading 3.62 g/t gold) and an open pit and underground inferred mineral resource of 1.7 million ounces (8.7 million tonnes grading 6.25 g/t gold).  Further details on the mineral resources are set out in the mineral reserve and mineral resource section of this news release.

Updated Amaruq operating parameters from the NI 43-101 technical report and the updated guidance for 2018 are set out in the table below.

Amaruq Project Summary

Estimated Production	2,093,922 gold ounces
Average metallurgical recovery	Approximately 93%
Average Annual gold production	Approximately 135,000 to 190,000 ounces, mid-point 162,500 ounces (2019)
Approximately 260,000 to 270,000 ounces, mid-point 265,000 ounces (2020)
Approximately 332,500 ounces (2021)
Approximately 421,000 ounces (2022 to 2024)

Average Annual Mill throughput	Approximately 1,642,500 tonnes (2019)
Approximately 3,285,000 tonnes (2020 to 2024)

Minesite costs per tonne	Approximately C$115 to C$120 per tonne milled (Life of Mine)

Average total cash costs on a by-product basis	Approximately $800 to $840 per ounce of gold produced (Life of Mine)
Average all-in sustaining costs per ounce	Approximately $910 to $920 per ounce of gold produced (Life of Mine)

Mine life	Approximately 6 years
Initial capital costs	Approximately $330 million
Sustaining capital costs	Approximately $25 million per year
Reclamation costs	Approximately $25 million

Economic Analysis:
US$1,200 per ounce gold
US$/C$exchange rate of $1.25
Statutory income tax rate: Approximately 26%

The main differences in the new operating parameters compared to the 2017 guidance (see the Company’s news release dated February 15, 2017) are slightly higher minesite costs per tonne, which results in slightly higher total cash costs.  The increase in minesite costs per tonne relates primarily to the need to mine additional waste tonnes in the updated 2017 mining plan, and a slight increase in labour costs and materials.

The Company has also provided more conservative production guidance for 2019 and 2020 compared to the NI 43-101 technical report in order to reflect the start-up of mining activities.  However, the new guidance for 2019 and 2020 is higher than the forecasts presented in the Company’s news release dated February 15, 2017.

Initial capital costs and sustaining capital costs are unchanged from previous 2017 guidance at approximately $330 million, and approximately $25 million per year respectively.  Mine reclamation costs are now estimated to be approximately $25 million (an increase of $9 million over the 2017 estimate).

2018 Amaruq Activities — Continued Focus on Exploration, Site Development Activities and Installation of the Underground Exploration Ramp

Capital expenditures at Amaruq in 2018 are forecast to be approximately $175 million, which is an increase of approximately $15 million over the previous guidance.  The increase largely relates to the accelerated procurement of additional equipment and materials for the 2018 sealift.

Given the exploration drilling success at depth below the planned open pits (see the summary of Amaruq 2017 exploration activities in the Meadowbank operations section below), it was decided to begin excavation of a portal and underground ramp in late 2017.

The first round of the ramp was blasted in early January 2018, and approximately 1,210 metres of underground development is planned for 2018 at a cost of approximately $21 million, which will be expensed and not included in capital costs.  The main purpose of building the ramp is to carry out additional exploration drilling and evaluate the potential for underground mining activities at both the Whale Tail and V zones.

The first phase of a planned 67,000-metre exploration drill program (costing approximately $14.2 million) and a 14,900-metre delineation drill program (costing approximately $2.4 million) commenced in February 2018.  The goals of the exploration drill program are to:

•                  Infill and expand the known mineral resource at the V Zone

•                  Test for westerly extensions of the Whale Tail deposit

•                  Further evaluate the underground potential of the Whale Tail deposit and the V Zone

•                  Test other favourable targets to potentially outline additional sources of open pit ore

The estimated capital budget for the Amaruq satellite deposit at Meadowbank in 2019 is approximately $66 million.  Work will be focused on site development (primarily dykes and surface infrastructure) and pre-stripping activities ahead of the proposed commencement of mining in the third quarter of 2019.

Meliadine Project — Production Now Expected to Begin in the Second Quarter of 2019, Approximately One Quarter Ahead of Previous Forecasts; Project Remains On Budget

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is Agnico Eagle’s largest gold deposit in terms of mineral resources.  The Company owns 100% of the 111,757 hectare property.

The forecast parameters surrounding the Company’s proposed Meliadine operations below were based on a preliminary economic assessment, which is preliminary in nature and include inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.  The basis for the preliminary economic assessment and the qualifications and assumptions made by the qualified person who undertook the preliminary economic assessment are set out in this news release.  The results of the preliminary economic assessment had no impact on the results of any pre-feasibility or feasibility study in respect of Meliadine.

In February 2017, Company’s Board of Directors approved the construction of the Meliadine project.  The mine was forecast to begin operations in the third quarter of 2019. However, given the progress of construction and development activities in 2017, the Meliadine project is now expected to begin production in the second quarter of 2019.

With the advancement of the production schedule, new guidance estimates 2019 gold production of approximately 170,000 ounces, compared to previous guidance of 125,000 ounces.  In 2020, production guidance has been increased to 385,000 ounces of gold from the previous guidance of 375,000 ounces.

At December 31, 2017, the Meliadine property was estimated to contain proven and probable mineral reserves of 3.7 million ounces of gold (16.0 million tonnes grading 7.12 g/t gold), indicated mineral resources of 3.1 million ounces of gold (25.3 million tonnes grading 3.77 g/t gold) and inferred mineral resources of 2.7 million ounces of gold (13.8 million tonnes grading 6.04 g/t gold).  In addition, there are numerous other known gold occurrences along the 80-kilometre-long greenstone belt that require further evaluation.

In a comparison with the 2016 mineral reserve and mineral resources estimate, the increase in mineral reserves relates primarily to the conversion of indicated mineral resources, while the slight decline in grade is primarily due to a change in reserve parameters.  The decrease in indicated mineral resources relates primarily to the conversion to mineral reserves, while the decline in grade is mainly due to the application of the Mine Stope Optimization (“MSO”) process, which removes small and isolated blocks from various deposits.  The decline in the grade and the contained ounces of the inferred mineral resources is mainly due to the application of the MSO process.

Production is now forecast to be approximately 5.7 million ounces of gold over a 15 year mine life.  This compares to previous production guidance in 2017 of approximately 5.3 million ounces of gold over a 14 year mine life.  The current production forecast represents approximately 60% of the known mineral reserve and mineral resource base.  For additional technical details on the project see the Company’s news release dated February 15,2017.

Update on Meliadine Development Activities in 2017

The total initial capital cost of the Meliadine project remains unchanged at $900 million.  Last year the Company spent approximately $372 million, which was in line with the updated guidance set out in the Company’s new release dated October 25, 2017.

Key activities in 2017 included:

•                  Full enclosure of the mill, administration/warehouse and generator buildings

•                  All arctic corridors in place with glycol heating system operational

•                  Completion of the camp complex with nine wings

•                  Installation of underground ventilation and heating completed in December

•                  Completion of a fuel storage tank in Rankin Inlet and onsite

•                  Successful commissioning of surface utilities (potable water, sewage and effluent treatment plant, boilers, heating system, generators and incinerator)

•                  5,551 metres of underground development (including the start of a second ramp system from underground)

•                  Construction of second ramp portal from surface

•                  Approximately 18,000 metres of conversion drilling (focused on the Pump and Wesmeg zones) and approximately 12,000 metres of delineation drilling

•                  Over 55% of the 2018 and 2019 stopes have been delineated

2018 Activities and Additional Opportunities to Create Value at Meliadine

Given the strong progress made on the project in 2017, capital spending in 2018 is now forecast to be approximately $398 million, which is an increase of approximately $18 million over the 2018 forecast presented last year.  This acceleration of capital spending is expected to result in the commencement of production in the second quarter of 2019, approximately one quarter ahead of previous forecast.  The remaining project capital to be spent in 2019 is forecast to be approximately $130 million.

Key activities in 2018 are planned to include:

•                  Approximately 9,475 metres of underground development

•                  Accelerated conversion drill program at Tiriganiaq from surface using a directional drill rig

•                  Approximately 19,000 metres of conversion drilling and approximately 10,000 metres of minesite exploration drilling

•                  Award remaining procurement packages by the first quarter of 2018, with follow up for delivery on the 2018 sealift

•                  Completion of Rankin Inlet by-pass road before the 2018 sealift

•                  Continue installation of mechanical, piping, electrical wiring and instrumentation in the process plant for commissioning in the first quarter of 2019

•                  Completion of the multi services building

•                  Installation of SAG mill and completion of CIL tanks following the 2018 sealift

•                  A 7,000 metre regional exploration drill program

The Company believes that there are numerous opportunities to create additional value, both at the mine and on the large land package.  These include:

•                  Optimization of the current mine plan (advance Phase 2 pit implementation)

•                  Potential to optimize labour costs once the mine is in operation (via improved use of telecommunications)

•                  Minesite exploration upside through mineral resource conversion and expansion of known ore zones (most zones are open below a vertical depth of 450 metres)

•                  Potential for the discovery of new deposits along the 80 kilometre-long greenstone belt

Kittila Expansion Approved for Construction — Increased Production and Lower Operating Costs Expected By 2021

In 2017, the Company reviewed the potential to increase throughput rates at Kittila to 2.0 mtpa from the current rate of 1.6 mtpa.  Based on this review, the Company’s Board of Directors has approved the expansion, which includes the construction of a 1,044 metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades.

The expansion project is expected to increase the efficiency of the mine and decrease or maintain current operating costs while providing access to the deeper mining horizons.  In addition, the shaft is expected to provide access to the mineral resource areas below 1,150 metres, where recent exploration programs have shown promising results (see Kittila operating section for recent exploration drill results).

The total capital cost for the expansion project is approximately 160 million euros with phased expenditures from 2018 through 2021.  Additional details on the project include:

•                  Installation of a 1,044 metre deep shaft with hoisting capacity of 2.7 mtpa (2.0 mtpa of ore and 0.7 mtpa of waste)

•                  Four phase mill expansion to increase throughput from the current level of 1.6 mtpa to 2.0 mtpa by 2021

•                  Mill expansion will involve installation of a secondary crushing circuit, new thickener and reactor capacity, and minor modifications to the existing grinding circuit and autoclave

•                  Total capital cost to first ounce is approximately 160 million euros (which includes approximately 120 million euros for the shaft and 40 million euros for the mill expansion)

•                  Average annual gold production is expected to increase by 50,000 to 70,000 ounces per year starting in 2021

Kittila Expansion Parameters

Average annual mill throughput	mtpa	2.0
Average mill recovery	%	86%
Average gold grade	g/t	4.64
Average annual gold production	ozs	250,000 to 260,000
Average total cash costs per ounce	US$	$685-$700
Life-of-mine	years	14
2018 capital cost	million euros	21
2019 capital cost	million euros	70
2020 capital cost	million euros	58
2021 capital cost	million euros	11
Exchange rate	euro:US$	1.2
Gold price	US$	1,300
Gold price	euro	1,083

Capital Expenditures Expected to Decline Significantly After Startup of Nunavut Operations in 2019; Sustaining Capital Costs Stable through 2020

Based on the Company’s budget assumptions, the Company expects to fund this year’s capital expenditures, which are estimated to total approximately $1.08 billion, from operating cash flow and expected cash balances.

The estimated capital expenditures for 2018 include approximately $267 million of sustaining capital at the Company’s operating mines and $796 million on growth projects, as set out in the table below.  Additionally, approximately $22 million is estimated to be spent on capitalized exploration and approximately $137 million on expensed exploration and project evaluation.

Estimated 2018 Capital Expenditures

(In thousands of US dollars)

	Sustaining Capital	Development Capital	Capitalized Exploration

LaRonde mine	$74,700	$8,300	$2,100
LaRonde Zone 5 deposit	3,800	14,300	—
Canadian Malartic mine	53,900	37,900	—
Meadowbank mine	14,600	—	—
Amaruq deposit	—	175,000	2,400
Kittila mine	56,300	104,300	3,600
Goldex mine	20,800	25,100	5,200
Lapa mine	—	—
Pinos Altos mine	30,200	3,600	300
Creston Mascota deposit at Pinos Altos	3,600	15,300	1,900
La India mine	7,900	13,200	400
Meliadine project	—	398,400	5,600
Other	1,300	200	—
Total Capital Expenditures	$267,100	$795,600	$21,500

2018 Exploration Program and Budget — Main Focus on Amaruq, Canadian Malartic mine, New Zone at LaRonde 3, Barsele, the Sisar Zone at Kittila, Satellite Targets at Pinos Altos and La India, Santa Gertrudis and El Barqueno

A large component of the 2018 exploration program will be focused on the Amaruq satellite deposit at Meadowbank in Nunavut, the LaRonde 3 deep deposit, the Barsele project in Sweden, the Sisar Zone at the Kittila mine in Finland, satellite targets at the Pinos Altos and La India mines in Mexico, the Santa Gertrudis project in Sonora State, Mexico and the El Barqueno project in Jalisco State, Mexico.  The goal of these exploration programs is to delineate mineral reserves and mineral resources that can supplement the Company’s existing production profile.

At the Amaruq satellite deposit at Meadowbank, the first phase of a planned 67,000-metre drill program (costing approximately $14.2 million) commenced in January, 2018.  The goals of this program are to:

•                  Infill and expand the known mineral resource at the V Zone

•                  Test for westerly extensions of the Whale Tail deposit

•                  Further evaluate the underground potential of the Whale Tail deposit

•                  Test other favourable targets to potentially outline additional sources of open pit ore

At the Canadian Malartic mine the exploration will be focused on the Odyssey and East Malartic deposits, drilling 140,000 metres at an estimated cost of $8.6 million (50% basis for costs).

At the LaRonde 3 deposit, approximately 16,900 metres of drilling is expected for both conversion and exploration drilling.  Exploration expenditures in 2018 are expected to total approximately $2.7 million.

At Barsele, approximately 35,000 metres of drilling (costing approximately $6.9 million) will be carried out with a focus on expanding the mineral resources along strike and at depth, and testing the gap between the Central and Avan zones.

At Kittila, approximately $7.6 million will be spent on 31,000 metres of further deep drilling (including the Sisar Zone).  The goal of this program is to expand the mineral resources in the Northern part of the property and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.

At Pinos Altos and Creston Mascota, approximately 27,000 metres of drilling is planned to explore satellite mining opportunities, like Cubiro, Reyna de Plata and Calera with the objective of sustaining and expanding production through mineral resource expansion.  Exploration expeditures in 2018 are expected to total approximately $5.0 million.

At La India, approximately 38,000 metres of drilling (costing approximately $8.8 million) will target mineral resource expansion (at El Realito and Los Tubos) and conversion (at El Cochi) to extend minelife.

Approximately 35,000 metres of additional drilling is expected to be completed by the end of 2018 at the El Barqueno project, principally at the El Rayo, Tolteca, Mortero, Tierra Blanca and Cebollas areas within the south area of the El Barqueno project.  Exploration expenditures in 2018 are expected to total approximately $9.7 million.  The objective is to expand the mineral resource and define an initial development plan.

At the recently acquired Santa Gertrudis project in Sonora, Mexico, approximately 28,000 metres of drilling will be focused on the evaluation of known mineralized at this past producing heap leach mine. Exploration expenditures are expected to be $7.2 million.

2018 Global Exploration program and budget including expenditures and metres of drilling

Location/operation	Expensed exploration		Capitalized exploration
	US$ millions	000 metres	US$ millions	000 metres
Nunavut
Amaruq	14.2	67.0	2.4	14.9
Amaruq ramp	20.8
Meliadine	2.0	7.0	5.6	29.0
Others	7.0	20.5
Nunavut subtotal	44.0	94.5	8.0	43.9

Quebec
LaRonde	2.7	16.9	2.1	17.9
Goldex	1.1	10.0	5.2	63.9
Others	1.2	9.0
Quebec subtotal	5.0	35.9	7.3	81.8
Canadian Malartic mine*	8.6	140.0
Canadian Malartic Corporation projects
Kirkland Lake projects, (including Upper Beaver)**	5.4	20.0
Others**	2.1
Canadian Malartic Corporation subtotal	16.1	160.0	—	—
Europe
Kittila incl. Kuotko	7.6	31.0	3.6	22.0
Barsele	6.9	35.0
Others	1.6	7.0
Europe subtotal	16.1	73.0	3.6	22.0
USA	7.0	11.8
USA subtotal	7.0	11.8	0.0	0.0
Mexico
Pinos Altos, Creston Mascota	5.0	27.0	2.2	12.1
La India	8.8	38.0	0.4	2.0
El Barqueno	9.7	35.0
Santa Gertrudis	7.2	28.0
Others	2.4	6.0
Mexico subtotal	33.1	134.0	2.6	14.1
G&A, land fees, etc.	15.6
Totals	136.8	509.2	21.5	161.8

Numbers in table have been rounded and therefore totals may differ slightly from the addition of the numbers.

*For the Canadian Malartic Mine operations, in which Agnico Eagle holds a 50% indirect interest, the expenses in this table represent 50% of the total expenses, but the metres represent 100% of the metres of drilling.

** For the CMC projects, the expenses in this table represent 50% of the total expenses from January through March 2018 when the purchase of Yamana’s indirect 50% interest in the CMC Projects is assumed to close and 100% of the total expenses for the rest of the year, but the metres represent 100% of the metres of drilling.

Successful Conversion at Key Projects Results in a 3.1% Increase to the 2017 Mineral Reserves; Gold Reserve Grade Increases

At December 31, 2017, the Company’s proven and probable mineral reserves (net of 2017 production) totalled 257 million tonnes of ore grading 2.49 g/t gold, containing approximately 20.6 million ounces of gold.  This is an increase of approximately 600,000 ounces of gold (3.1%) compared with the prior year.  The Company’s overall mineral reserve gold grade improved to 2.49 g/t from 2.31 g/t, largely due to the higher-than-average grade of new mineral reserves at Amaruq, as well as an increase in the cut-off grade at several of the Company’s mining operations.  Agnico Eagle has one of the highest mineral reserve grades among its North American peers.

Highlights from the December 31, 2017 Mineral Reserve statement include:

•                  Initial mineral reserves at Amaruq satellite deposit at Meadowbank of 2.4 million ounces of gold (20.1 million tonnes grading 3.67 g/t gold) at open pit depth.  This brings the complement of mineral reserves at the Meadowbank Complex (including Amaruq) to 2.7 million ounces of gold (24.8 million tonnes grading 3.40 g/t gold)

•                  Meliadine mine project’s mineral reserve increased by 260,000 ounces to 3.7 million ounces of gold (16.1 million tonnes grading 7.12 g/t gold) as a result of conversion from indicated mineral resources

•                  Mineral reserves at Goldex mine’s Deep 1 deposit increased by approximately 138,000 ounces of gold (3.5 million tonnes at 1.24 g/t gold) as a result of drilling, partially offset by production from this zone in 2017

•                  Initial mineral reserves of 100,000 ounces of gold (2.0 million tonnes grading 1.57 g/t gold) have also been estimated at the Bravo Zone, more than offsetting the mine depletion at Creston Mascota in 2017

•                  Initial mineral reserves of 100,000 million ounces of gold (1.6 million tonnes grading 1.90 g/t) at Pinos Altos’ Sinter deposit

The Company’s December 31, 2017 gold reserves are set out below, compared with the gold reserves a year earlier:

	Proven & Probable Mineral Reserve (000s gold ounces)			Average Gold Mineral Reserve Grade (g/t)
Gold Mineral Reserves By Mine or Deposit	2017	2016	Change (000s oz gold)	2017	2016	Change (g/t gold)
Northern Business
LaRonde	2,647	3,053	-406	5.39	5.40	-0.01
LaRonde Zone 5	401	423	-22	2.00	2.10	-0.10
Canadian Malartic (50%)	3,189	3,548	-359	1.10	1.08	0.02
Goldex	917	886	31	1.57	1.64	-0.07
Akasaba West	145	142	3	0.87	0.89	-0.02
Lapa	15	38	-23	3.75	4.58	-0.83
Meadowbank mine	345	711	-366	2.28	2.69	-0.41
Amaruq	2,366	—	2,366	3.67	—	—
Meadowbank (incl. Amaruq)	2,710	711	1,999	3.40	2.69	0.71
Meliadine	3,677	3,417	260	7.12	7.32	-0.20
Upper Beaver (50%)	698	698	0	5.43	5.43	0.00

Kittila	4,090	4,479	-389	4.74	4.64	0.10
Subtotal	18,490	17,396	1,094	2.78	2.65	0.13
Southern Business
Pinos Altos	1,273	1,424	-151	2.41	2.55	-0.14
Creston Mascota	113	102	11	1.47	1.28	0.19
La India	679	1,020	-342	0.69	0.72	-0.03
Subtotal	2,064	2,547	-482	1.30	1.24	0.06
Total Mineral Reserves	20,554	19,943	611	2.49	2.31	0.18

Amounts set out in the table and in this news release have been rounded to the nearest thousand.  See “Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2017)” at the end of this news release for more details.

In prior years, economic parameters used to estimate mineral reserves and mineral resources for all properties were determined using historic three-year average metals prices and foreign exchange rates in accordance with the U.S. Securities and Exchange Commission (the “SEC”) guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve estimation, which the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle has decided to continue to use more conservative gold and silver prices.

Assumptions used for the December 31, 2017 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00		Mexican peso per US$1.00		US$ per €1.00
Long-life operations and projects —	$1,150	$16.00	$2.50	$1.00	C$	1.20	MXP	16.00	US$	1.15

Short-life operations — Lapa, Meadowbank mine, Santos Nino pit and Creston Mascota satellite operation at Pinos Altos					C$	1.25	MXP	17.00	Not applicable

Upper Canada, Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	2.75	Not applicable	C$	1.25	Not applicable		Not applicable

*The Upper Beaver project has a C$125/tonne net smelter return (NSR)

**The Canadian Malartic mine uses a cut-off grade between 0.35 g/t and 0.37 g/t gold (depending on the deposit)

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2015 to December 31, 2017) of approximately $1,223 per ounce and $16.62 per ounce, respectively.  The mineral resources at all properties are estimated using 75% of the cut-off grades used to estimate the mineral reserves.

The increase in the Company’s mineral reserves is largely the result of initial mineral reserves declared at the Amaruq satellite deposit at Meadowbank and at the Bravo Zone at Creston Mascota, successful drill programs and the reduction in cut-off grade at Meliadine.  Mineral reserves of 2.4 million ounces of gold (20 million tonnes grading 3.67 g/t gold) are estimated at the Amaruq satellite deposit at Meadowbank, the result of conversion of indicated and inferred mineral resources.  The mineral reserves are in the Whale Tail deposit (88%) and the IVR Zone (12%), all at open pit depths.  The Bravo Zone at the Creston Mascota mine has declared initial mineral reserves of 101,000 ounces of gold (2.0 million tonnes grading 1.57 g/t gold and 34.74 g/t silver), which more than offset the 87,000 ounces of in-situ gold mined at Creston Mascota in 2017.

Successful infill drilling and conversion from indicated mineral resources led to a 138,000-ounce increase (3.5 million tonnes grading 1.24 g/t gold) in gold reserves in the Deep 1 Zone at the Goldex mine, more than offsetting the 127,000 ounces of in-situ gold mined at Goldex in 2017.  Both conversion and a lower cut-off grade contributed to increasing the mineral reserves at the Meliadine mine project, partially offset by reclassification of marginal ore, for an overall increase of 260,000 ounces of contained gold.

At the Kittila mine, 59,000 ounces of gold resource ounces were converted to mineral reserves, mainly at the Suuri and Roura zones; this was more than offset by a reduction of 204,000 gold reserve ounces due to a higher cut-off grade, as well as the 225,000 ounces of gold mined in 2017, leading to an overall reduction of 389,000 ounces of gold in mineral reserves at Kittila.

The LaRonde mine extracted 366,000 ounces of in-situ gold and had an overall reduction of 34,000 ounces from the Zone 20 North as a result of drilling.

At the Pinos Altos mine, the mineral reserves declined by 151,000 ounces of gold in 2017 as a result of 194,000 ounces of in-situ gold mined and a 156,000 ounce reduction due to the new design of the Santo Nino pit and the crown pillar interpretation, partially offset by successful conversion at the Cerro Colorado deposit and initial mineral reserves at the Sinter deposit (97,000 ounces gold in 1.6 million tonnes grading 1.90 g/t gold, mostly at underground mining depths).

The reconciliation of ore mined compared with the deposit model led to a change of parameters at La India.  These factors, together with the 145,000 ounces of in-situ gold mined, resulted in an overall decrease of 342,000 ounces of gold in mineral reserves at the mine.

It is the Company’s goal to maintain its global mineral reserves at approximately 10 to 15 times its annual gold production rate.  The current mineral reserves are within this range when compared to the Company’s projected annual 2018 production guidance.

In addition to gold, Agnico Eagle’s proven and probable mineral reserves include by-product metals of approximately 47 million ounces of silver at the Pinos Altos, LaRonde, La India and Creston Mascota mines (64.8 million tonnes grading an average of 22.7 g/t silver), plus 134,000 tonnes of zinc and 35,000 tonnes of copper at the LaRonde mine

(15.3 million tonnes grading 0.88% zinc and 0.23% copper), 26,000 tonnes of copper at the Akasaba West project (5.2 million tonnes grading 0.49% copper) and 10,000 tonnes of copper at the Upper Beaver project (4.0 million tonnes grading 0.25% copper).

At a gold price of $1,250 per ounce (leaving all other assumptions unchanged), there would be an approximate 5.5% increase in the gold contained in proven and probable mineral reserves.  Conversely, using a gold price of $1,050 (leaving all other assumptions unchanged), there would be an estimated 4.2% decrease in the gold contained in proven and probable mineral reserves.  For the Canadian Malartic mine only, the above sensitivity was calculated using a 10% variation in the assumed price of $1,200 per ounce gold.

Successful Conversion Decreases Measured and Indicated Mineral Resources by 400,000 Ounces Gold With Grade Improved to 1.60 g/t; Inferred Mineral Resources Decrease by 700,000 Ounces Gold With Gold Grade Increased to 2.87 g/t

Highlights from the December 31, 2017 Mineral Resource statement include:

•                  At the LaRonde mine below the 311 level, conversion drilling led to the reclassification of approximately 800,000 ounces of gold from inferred into indicated mineral resources

•                  Initial indicated mineral resources of 138,000 ounces of gold (3.5 million tonnes grading 1.25 g/t gold) at the Barsele project in Sweden (reflecting Agnico Eagle’s 55% interest)

•                  Initial inferred mineral resources containing 1.2 million ounces of gold (19.0 million tonnes grading 2.02 g/t gold) at the East Malartic project at the Canadian Malartic mine property (reflecting Agnico Eagle’s 50% interest)

•                  Initial inferred mineral resources containing 876,000 ounces of gold (6.0 million tonnes grading 4.50 g/t gold) at the Upper Canada deposit at Kirkland Lake (reflecting Agnico Eagle’s 50% interest as at the date hereof)

The Company’s measured and indicated mineral resources now total approximately 310 million tonnes grading 1.60 g/t gold, or 16.0 million ounces of gold.  This represents approximately a 3% decrease in ounces of gold (0.4 million ounces), a 7% decrease in tonnage (24 million tonnes) and an improvement in grade to 1.60 g/t gold compared with 1.53 g/t gold in the December 2016 measured and indicated mineral resource (see the Company’s new release dated February 15, 2017 for details).

Successful conversion to mineral reserves resulted in decreases in measured and indicated mineral resources, particularly at Amaruq, with smaller amounts at the Goldex Deep 1 Zone, Creston Mascota’s Bravo Zone, and the Sinter Zone at Pinos Altos.  This loss was more than offset by successful conversion of inferred to indicated mineral resources, particularly at Amaruq, the LaRonde mine below Level 311, Meliadine, Kittila, La India and the Barsele project.  The LaRonde mine below level 311 now has indicated mineral resources of 1.1 million ounces of gold (4.6 million tonnes grading 7.17 g/t gold).

In order to improve the quality of the mineral resources, Agnico Eagle continues to review its processes and protocols used for estimating mineral resources.  The application of preliminary mine plans, even for inferred mineral resources, is expected to result in a better conversion ratio from mineral resources to mineral reserves.  As an example, the Tarachi mineral resources are reported separately from La India for the first time this year.  A potential resource pit has been redefined at Tarachi, which has led to a decrease in its indicated and inferred resources.

The Company’s inferred mineral resources now total 164 million tonnes grading 2.87 g/t gold, or approximately 15.2 million ounces of gold.  This represents an approximate 4% decrease in ounces of gold (0.7 million ounces), a 22% decrease in tonnage (48 million tonnes) and an increase in grade to 2.87 g/t gold compared with 2.23 g/t gold in the December 2016 inferred mineral resources (see the Company’s news release dated February 15, 2017 for details).

Substantial initial inferred mineral resources have been declared on the East Malartic and Upper Canada projects.  The East Malartic deposit, which lies on the Canadian Malartic mine property close to the Odyssey Zone, has inferred mineral resources of 1.2 million ounces of gold (19.0 million tonnes grading 2.02 g/t gold) at underground depths above the 1,000-metre elevation.  At the Kirkland Lake project, the Upper Canada project has underground and open pit inferred mineral resources of 876,000 ounces of gold (6.0 million tonnes grading 4.50 g/t gold).  These numbers reflect Agnico Eagle’s current 50% ownership of Canadian Malartic mine and the Kirkland Lake properties.

New drilling has also enhanced the inferred mineral resources at Goldex, particularly at the Deep 2 and South zones, as well as at the Odyssey Zone ( at the Canadian Malartic mine property).

Successful drilling campaigns to convert inferred to indicated mineral resources, mentioned above, resulted in a reduction of the inferred mineral resources, particularly at Amaruq where the inferred mineral resources decreased by approximately 380,000 ounces to 1.7 million ounces of gold (8.7 million tonnes grading 6.25 g/t gold), mainly at depth in the Whale Tail deposit (51%) and IVR Zone (42%), and the rest at open pit depths in the Whale Tail deposit (6%) and the IVR Zone (1%).  At LaRonde, 723,000 ounces of gold was converted from inferred to indicated mineral resources, mainly below level 311.  Inferred mineral resources at LaRonde are now 932,000 ounces of gold (5.3 million tonnes grading 5.49 g/t gold).

The change of protocols in the estimation process resulted in an improved quality but reduced quantity of inferred mineral resources at Meliadine of 2.7 million ounces of gold (13.8 tonnes grading 6.04 g/t gold).  A more conservative resource estimation strategy resulted in decreased inferred mineral resources at Tarachi.  An increased cut-off grade resulted in a small decrease to the inferred mineral resources at Kittila.

The distribution of mineral resources by property is set out in the following table.  For full details including tonnage and grade, see the “Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2017)” below.

December 31, 2017 Mineral Resources

	Measured & Indicated Mineral Resources (000 oz gold)	Inferred Mineral Resources (000 oz gold)
Northern Business
LaRonde	1,348	932
LaRonde Zone 5	724	485
Ellison	68	253
Canadian Malartic (50%)	645	234
Odyssey (50%)	9	838
East Malartic (50%)	—	1,235
Goldex	1,777	1,300
Akasaba West	49	—
Lapa	94	135
Zulapa	—	39
Meadowbank	182	5
Amaruq	1,021	1,744
Meadowbank Complex (incl. Amaruq)	1,203	1,749
Meliadine	3,068	2,686
Hammond Reef (50%)	2,251	6
Upper Beaver (Kirkland Lake) (50%)	202	708
Amalgamated Kirkland (Kirkland Lake) (50%)	133	203
Anoki/McBean (Kirkland Lake) (50%)	160	191
Upper Canada (Kirkland Lake) (50%)	—	876
Kittila	2,057	1,260
Kylmäkangas, Kuotko	—	279
Barsele (55%)	138	761
Subtotal	13,924	14,170
Southern Business
Pinos Altos	947	516
Creston Mascota	53	6
La India	409	92
Tarachi	294	68
El Barqueno	327	318
Subtotal	2,030	999
Total Mineral Resources	15,954	15,170

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in three mines (LaRonde, Goldex and Lapa) and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provide operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Higher Tonnage and Grades Drive Record Annual Gold Production

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)	585	572
Tonnes of ore milled per day	6,359	6,220
Gold grade (g/t)	5.14	4.75
Gold production (ounces)	92,523	83,508
Production costs per tonne (C$)	$117	$100
Minesite costs per tonne (C$)	$110	$99
Production costs per ounce of gold produced ($ per ounce):	$592	$528
Total cash costs per ounce of gold produced ($ per ounce):	$386	$405

Production costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to increased labour costs, higher underground and mill maintenance costs and the timing of unsold concentrate.  Production costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production due to higher grades.

Minesite costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to increased labour costs and higher underground and mill maintenance costs.  Total cash costs per ounce in the fourth quarter of 2017 decreased when compared to the prior-year period due to higher gold production and higher by-product metal revenues.

Production was higher in the fourth quarter of 2017 when compared to the prior-year period as a result of slightly higher throughput and higher grades due to the mining sequence in the lower portion of the mine.

LaRonde Mine - Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Twelve Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)	2,246	2,240
Tonnes of ore milled per day	6,153	6,121
Gold grade (g/t)	5.05	4.44
Gold production (ounces)	348,870	305,788
Production costs per tonne (C$)	$108	$106
Minesite costs per tonne (C$)	$108	$106
Production costs per ounce of gold produced ($ per ounce):	$532	$587
Total cash costs per ounce of gold produced ($ per ounce):	$406	$501

Production costs per tonne for the full year 2017 increased slightly when compared to the prior-year period due to increased labour costs and higher underground and mill maintenance costs.  Production costs per ounce for the full year 2017 decreased due to higher gold production.

Minesite costs per tonne for the full year 2017 increased slightly when compared to the prior-year period due to increased labour costs and higher underground and mill maintenance costs.  Total cash costs per ounce for the full year 2017 decreased when compared to the prior-year period due to higher gold production and higher by-product metal revenues.  In 2017, the LaRonde mine produced approximately 6,510 tonnes of zinc (39% more than in 2016), 1.3 million ounces of silver (27% more than in 2016) and 4,501 tonnes of copper (2% more than in 2016).

Production was higher for the full year of 2017 when compared to the prior-year period primarily due to higher grades mined from stopes in the lower portion of the mine.

At the LaRonde 3 project, the Company is evaluating a phased approach to development between the 311 level (a depth of 3.1 kilometres) and the 340 level (a depth of 3.4 kilometres).  Under this phased approach, an additional two to three levels will be developed per year in either the east or west areas of the mine through 2022.  This is expected to result in the conversion of approximately 1.0 million ounces of mineral resources into mineral reserves, with full mining activities to be initiated in 2022.  The Company believes that this phased approach is a lower risk, less capital intensive option for developing the deeper levels of the LaRonde mine.

Canadian Malartic Mine —Record Annual Production and Mill Throughput

In June 2014, Agnico Eagle and Yamana acquired all of the issued and outstanding common shares of Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine except as noted.

Canadian Malartic Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)(100%)	5,229	4,865
Tonnes of ore milled per day (100%)	56,842	52,881
Gold grade (g/t)	1.09	1.01
Gold production (ounces)(50%)	80,743	69,971
Production costs per tonne (C$)	$28	$27
Minesite costs per tonne (C$)	$25	$25
Production costs per ounce of gold produced ($ per ounce):	$722	$671
Total cash costs per ounce of gold produced ($ per ounce):	$628	$634

Production costs per tonne in the fourth quarter of 2017 slightly increased when compared to the prior-year period primarily due to the use of additional contractors, partially offset by higher throughput levels.  Production costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due the reason described above, partially offset by higher production.

Minesite costs per tonne in the fourth quarter of 2017 were the same when compared to the prior-year period.  Total cash costs per ounce in the fourth quarter of 2016 decreased when compared to the prior-year period due to higher production.

Production was higher in the fourth quarter of 2017 when compared to the prior-year period as a result of record quarterly mill throughput and higher grades.

Canadian Malartic Mine - Operating Statistics

	Twelve Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)(100%)	20,358	19,641
Tonnes of ore milled per day (100%)	55,774	53,665
Gold grade (g/t)	1.09	1.04
Gold production (ounces)(50%)	316,731	292,514
Production costs per tonne (C$)	$24	$25
Minesite costs per tonne (C$)	$24	$25
Production costs per ounce of gold produced ($ per ounce):	$595	$628
Total cash costs per ounce of gold produced ($ per ounce):	$576	$606

Production costs per tonne for the full year 2017 were the same when compared to the prior-year period.  Production costs per ounce for the full year 2017 decreased when compared to the prior-year period due to higher gold production.

Minesite costs per tonne for the full year 2017 were essentially the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2017 decreased when compared to the prior-year period due to higher gold production.

Production was higher for the full year of 2017 when compared to the prior-year period as a result of record annual mill throughput and higher grades.

The Barnat extension project continues to progress on schedule and on budget.  Since the beginning of the fourth quarter of 2017, the following activities were completed:

•                  An acoustic screen (noise barrier) for the road deviation was put in place

•                  A temporary bridge was being constructed (became operational in January 2018)

•                  Overload (new road bed foundation) preparation

Tree cutting has been completed over the Barnat deposit and overburden stripping is ongoing.  Production activities at Barnat are scheduled to begin in late 2019.

At the Canadian Malartic mine, exploration programs are ongoing to evaluate a number of near pit/underground targets.  In addition, the Partnership is exploring the East Malartic and the Odyssey properties, which are located to the east of the Canadian Malartic open pit.  These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill.

Updated Mineral Resource at Odyssey and New Mineral Resource Reported at East Malartic

The Odyssey property is composed of multiple mineralized bodies spatially associated with a porphyritic intrusion close to the contact of the Pontiac Group sediments and the Piché Group of volcanic rocks.  They are grouped into two elongated zones, the Odyssey North and Odyssey South zones, that strike east-southeast and dip steeply south.  Odyssey North has been traced from a depth of 600 to 1,300 metres below surface along a strike length of approximately 1.5 kilometres.  Odyssey South currently has a strike length of 0.5 kilometres and has been located between approximately 200 and 550 metres below surface.

During 2017, a total of 125 holes (86,051 metres) were completed at the Odyssey property.  The 2017 results have been incorporated with previous work to update the mineral resource for the Odyssey property (inclusive of the North and South zones).  Inferred mineral resources (on a 50% basis) are estimated at 838,000 ounces of gold (11.2 million tonnes grading 2.32 g/t gold).

The inferred mineral resource includes a small contribution from the Jupiter Zone, which is an internal zone that extends from the Odyssey North Zone.  Drilling carried out to date suggests that these internal zones could increase mineral resources and enhance the economics of the project by adding higher grade ounces that would require minimal additional infrastructure to access.  Additional drilling is required to fully understand the complex nature of these zones so that they can be integrated into the mineral resource model.

In 2017, an initial inferred mineral resource was declared on the East Malartic property, which was a historical gold producer directly adjacent to the Canadian Malartic Mine.  Inferred mineral resources at East Malartic (on a 50% basis) are estimated at 1.2 million ounces of gold (19.0 million tonnes grading 2.02 g/t gold) to a depth of 1,000 metres.

Further details on mineral resources at the Odyssey and East Malartic properties are set out in the mineral reserve and mineral resource section of this news release.

In 2018, the exploration focus will be on the shallower portions of the Odyssey South and East Malartic Zone and further drilling to better define the geometry of the higher-grade internal zones.  The 2018 exploration program consists of 140,000 metres of drilling with a budgeted cost (50% basis) of $8.6 million.

In addition, permitting activities are underway for an exploration ramp to provide underground access to the shallower portions of the Odyssey South and East Malartic deposits.  Development of the ramp, which will provide access for underground drilling, and collection of a bulk sample, is expected to begin in late 2018.  The goal of the underground development program is to provide higher grade feed to the Canadian Malartic mill and extend the current mine life.

Canadian Malartic Corporation

In addition to the Partnership, each of Agnico Eagle and Yamana has an indirect 50% interest in CMC, which holds a portfolio of exploration properties that includes properties in the Kirkland Lake area of Ontario and the Hammond Reef property in Northern Ontario.

In December 2017, the Company announced that it had reached an agreement to acquire all of Yamana’s indirect 50% interest in the Canadian exploration assets of CMC (the “CMC Projects”).  The transaction will not affect the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway and East Amphi, which will continue to be jointly owned and operated by the Company and Yamana through CMC and the Partnership.  The transaction is expected to close by the end of March 2018.  As a result of this transaction, the Company expects to record an increase in the Company’s mineral reserve and mineral resource statement at year-end 2018.  For additional details on the transaction see the Company’s news release dated December 21, 2017.

At December 31, 2017, an initial inferred mineral resource was reported for the Upper Canada property.  The Company’s 50% interest was 876,000 ounces of gold (6.0 million tonnes grading 4.50 g/t gold).  The inferred mineral resource consists of 155,000 ounces of gold (2.4 million tonnes grading 1.97 g/t gold) of material at open pit depths and 721,000 ounces of gold (3.6 million tonnes grading 6.22 g/t gold) of material at underground depths.

The 2018 exploration program consists of 20,000 metres of drilling at an estimated cost of $7.5 million6.  This program will be reviewed upon completion of the proposed transaction with Yamana.

Lapa — Processing of Stockpiles Provides Additional Production Until Start Up of LaRonde Zone 5

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

6  For the CMC projects, the exploration expenses represent 50% of the total expenses from January through March 2018 when the purchase of Yamana’s indirect 50% interest in the CMC Projects is assumed to close and 100% of the total expenses for the rest of the year, but the metres represent 100% of the metres of drilling.

Lapa Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)	—	130
Tonnes of ore milled per day	—	1,410
Gold grade (g/t)	—	3.90
Gold production (ounces)	—	14,065
Production costs per tonne (C$)	$—	$133
Minesite costs per tonne (C$)	$—	$135
Production costs per ounce of gold produced ($ per ounce):	$—	$941
Total cash costs per ounce of gold produced ($ per ounce):	$—	$935

Mining operations at Lapa continued during the fourth quarter of 2017 and into the first quarter of 2018 at a reduced rate with ore being stockpiled for processing in 2018.

Lapa Mine - Operating Statistics

	Twelve Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)	398	593
Tonnes of ore milled per day	1,090	1,619
Gold grade (g/t)	4.24	4.64
Gold production (ounces)	48,410	73,930
Production costs per tonne (C$)	$128	$118
Minesite costs per tonne (C$)	$120	$121
Production costs per ounce of gold produced ($ per ounce):	$801	$717
Total cash costs per ounce of gold produced ($ per ounce):	$755	$732

Production costs per tonne for the full year 2017 increased when compared to the prior-year period primarily due to lower throughput levels.  Production costs per ounce for the full year 2017 increased when compared to the prior-year period primarily due to lower production.

Minesite costs per tonne for the full year 2017 were essentially the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2017 increased when compared to the prior-year period due to lower production.

Production was lower for the full year of 2017 when compared to the prior-year period as a result of lower throughput and lower grades as the mine approaches the end of operations.

Milling operations are forecast to resume in March 2018 with processing expected to continue through to the commencement of production from the LaRonde Zone 5 in the third quarter of 2018.

Goldex — Deep 1 Ramp Up Progressing Well; Deep 2 Exploration Plan Accelerated

The 100% owned Goldex mine in northwestern Quebec began operation from the M and E satellite zones in September 2013.

Goldex Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)	593	580
Tonnes of ore milled per day	6,446	6,304
Gold grade (g/t)	1.50	1.39
Gold production (ounces)	27,033	24,170
Production costs per tonne (C$)	$47	$35
Minesite costs per tonne (C$)	$43	$37
Production costs per ounce of gold produced ($ per ounce):	$806	$632
Total cash costs per ounce of gold produced ($ per ounce):	$719	$657

Production costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to an unplanned temporary hoist and mill shutdown in December, higher consumable costs and adjustments to the mining sequence.  Production costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due the reasons described above, partially offset by higher gold production.

Minesite costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to an unplanned temporary hoist and mill shutdown in December, higher consumable costs and adjustments to the mining sequence.  Total cash costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Production was higher in the fourth quarter of 2017 when compared to the prior-year period as a result of slightly higher throughput, higher grades and slightly higher recoveries.

Goldex Mine - Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Twelve Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)	2,396	2,545
Tonnes of ore milled per day	6,564	6,954
Gold grade (g/t)	1.53	1.60
Gold production (ounces)	110,906	120,704
Production costs per tonne (C$)	$38	$33
Minesite costs per tonne (C$)	$37	$33
Production costs per ounce of gold produced ($ per ounce):	$640	$525
Total cash costs per ounce of gold produced ($ per ounce):	$610	$532

Production costs per tonne for the full year 2017 increased when compared to the prior-year period (after deducting pre-commercial tonnage) primarily due to lower throughput levels related to smaller stope size.  Production costs per ounce for the full year 2017 increased when compared to the prior-year period due to lower production and the reason described above (after deducting pre-commercial ounces).

Minesite costs per tonne for the full year 2017 increased when compared to the prior-year period (after deducting pre-commercial tonnage) primarily due to lower throughput levels related to smaller stope size.  Total cash costs per ounce for the full year 2017 increased when compared to the prior-year period due to lower production and the reason described above (after deducting pre-commercial ounces).

Production was lower for the full year 2017 when compared to the prior-year period as a result of lower throughput and lower grades, offset by slightly higher recoveries.

The Deep 1 ramp-up is on schedule with average daily throughput expected to be approximately 3,500 tpd in 2018 as the establishment of the mining pyramid progresses.  Development of an exploration ramp into the Deep 2 Zone commenced in December 2017, with exploration drilling expected to continue throughout 2018.

Studies are ongoing to evaluate the potential to increase throughput from the Deep 1 Zone and the potential to accelerate mining activities on a portion of the Deep 2 Zone, both of which could enhance production levels or extend the current mine life at Goldex and reduce operating costs.

At the South Zone, drilling in the fourth quarter of 2017 was used to interpret the zone and resulted in a significant increase in the mineral resources.  The South Zone is now estimated to contain indicated mineral resources of 57,000 ounces of gold (432,000 tonnes grading 4.09 g/t gold) and inferred mineral resources of 169,000 ounces of gold (1.1 million tonnes grading 4.74 g/t gold).  Metallurgical testing of the South Zone ore is ongoing, but initial results indicated that it is compatible with the Manitou tailings.  The first test stope in the South Zone is expected to be in place in June 2018.  Ore from the South Zone could potentially provide supplemental feed to the Goldex mill.

Agnico Eagle acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit is expected to create flexibility and synergies for the Company’s operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall costs.

The public hearing process was completed on Akasaba in 2017 and the project was deemed to be acceptable under certain conditions.  Provincial and Federal recommendations are expected in the second half of 2018.  The Company expects to start-up the project in 2020.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s Meadowbank mine and two significant development assets (Meliadine and the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform with the ability to generate strong production and cash flows over several decades.

Meadowbank — Production Extended into Early 2019

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

Meadowbank Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)	992	1,015
Tonnes of ore milled per day	10,783	11,029
Gold grade (g/t)	2.94	3.14
Gold production (ounces)	85,046	94,770
Production costs per tonne (C$)	$72	$66
Minesite costs per tonne (C$)	$76	$72
Production costs per ounce of gold produced ($ per ounce):	$653	$551
Total cash costs per ounce of gold produced ($ per ounce):	$653	$579

Production costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to lower throughput and the timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due to lower production and the reasons described above.

Minesite costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due to lower production and the reasons described above.

Production was lower in the fourth quarter of 2017 when compared to the prior-year period as a result of lower throughput, lower grades and slightly lower recoveries.

Meadowbank Mine - Operating Statistics

	Twelve Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)	3,853	3,915
Tonnes of ore milled per day	10,556	10,697
Gold grade (g/t)	3.12	2.70
Gold production (ounces)	352,526	312,214
Production costs per tonne (C$)	$76	$73
Minesite costs per tonne (C$)	$76	$74
Production costs per ounce of gold produced ($ per ounce):	$636	$701
Total cash costs per ounce of gold produced ($ per ounce):	$614	$715

Production costs per tonne for the full year 2017 increased when compared to the prior-year period due to lower throughput, a lower amount of stripping costs being capitalized and timing of unsold inventory.  Production costs per ounce for the full year 2017 decreased when compared to the prior-year period due to higher production.

Minesite costs per tonne for the full year 2017 increased when compared to the prior-year period due to lower throughput and a lower amount of stripping costs being capitalized.  Total cash costs per ounce for the full year 2017 decreased when compared to the prior-year period due to higher production.

Production was higher for the full year 2017 when compared to the prior-year period as a result of higher grades.

At the Meadowbank mine, production guidance for 2018 has increased over Previous Guidance and production has been extended into 2019, which bridges the gap between the cessation of mining activities at the Meadowbank mine and the start of operations at the Amaruq satellite deposit in the third quarter of 2019.  The additional production comes from an extension of the mine plan at the Vault and Phaser pits in 2018 and the Portage pit in 2018 and 2019.  In addition, production will be supplemented from stockpiles in 2018 and 2019.

Amaruq Satellite Deposit — Drilling Explores Whale Tail and IVR Deposits at Depth

Agnico Eagle has a 100% interest in the Amaruq satellite deposit, approximately 50 kilometres northwest of the Meadowbank mine.  Amaruq is situated on a 99,878-hectare property, almost adjacent to the 68,735-hectare Meadowbank property.  Development of the Amaruq property was approved in February 2017 by the Company’s Board of Directors as a satellite deposit to supply ore to the existing Meadowbank mill, pending the receipt of the required permits.  The results of an internal technical study on the Amaruq project were described earlier in this news release.

The second phase of the 2017 Amaruq drill program commenced in July and was completed in mid-December.  Exploration at depth continued on both the Whale Tail deposit and V Zone, well below the planned pit depths.

In the fourth quarter of 2017, the Company drilled an additional 8,746 metres in 23 drill holes at the Amaruq project.  The total drilling for the year is 97,963 metres (463 holes).  Results from the program were last reported in the Company’s news release dated October 25, 2017.

Selected recent intercepts from the project are set out in the table below.  The drill hole collars are located on the Amaruq project local geology map; the pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and the V Zone, Amaruq project

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ17-1433G	WT	783.0	792.2	694	6.5	6.4	6.4
including		787.9	792.2	697	3.0	11.6	11.6
and	WT	853.4	857.6	754	3.8	6.3	6.3
and	WT	883.6	892.0	782	5.9	7.1	7.1
AMQ17-1546	V Zone	500.8	511.5	469	10.1	5.0	5.0

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
and	V Zone	540.5	544.4	502	3.4	11.0	11.0
AMQ17-1547	V Zone	558.0	561.0	502	2.8	18.2	10.1
and	V Zone	569.4	576.2	513	6.4	11.3	11.3
and	V Zone	586.4	592.0	527	5.3	14.2	14.2
AMQ17-1556	WT Shoot	578.9	582.7	498	3.3	8.4	8.4
AMQ17-1561C	V Zone	563.7	568.5	494	4.2	10.2	10.2
and	V Zone	712.0	732.8	631	15.9	5.8	5.8
including		712.0	715.7	624	3.2	8.5	8.5
and including		722.0	732.8	635	7.6	8.0	8.0
AMQ17-1562	WT North	637.1	643.2	562	3.5	18.7	18.7
AMQ17-1574B	WT North	682.3	687.9	569	5.4	12.0	12.0
AMQ17-1607A	WT North	573.0	577.0	503	3.1	9.3	9.3
and	WT	699.0	705.0	604	4.6	4.2	4.2

*                                         Holes at the Whale Tail deposit use a capping factor of 80 g/t gold.  Holes at the IVR deposit (including the I and V zones), Tugak, Buffalo and Mammoth 3 use a capping factor of 60 g/t gold.

[Amaruq Project Local Geology Map]

[Amaruq Project Composite Longitudinal Section]

V Zone

The V Zone consists of a series of parallel stacked quartz vein structures striking northeast from near surface to as deep as 635 metres below surface; the dip of the structures steepen from 30 degrees near surface to 60 degrees at depth.  Recent results are from the deep part of the V Zone structures.  Hole AMQ17-1546 intersected 5.0 g/t gold over 10.1 metres at 469 metres depth and 11.0 g/t gold over 3.4 metres at 502 metres, which helped to expand the mineral resources westward at this depth.  Hole AMQ17-1547 extends the V Zone mineralization 100 metres to the east with intercepts of 11.3 g/t gold over 6.4 metres and 14.2 g/t gold over 5.3 metres at depths of 513 and 527 metres, respectively.

The style of V Zone mineralization and geological setting appear to be changing with increasing depths.  The gold-bearing quartz veins that appear near surface continue to be seen in the V Zone at depth, but there are also wider intervals of silica flooding resembling those in the Whale Tail deposit.  This suggests that V Zone and Whale Tail could be part of the same mineralized system with lateral mineralization changes from iron formation-hosted to silica-flooding to vein-type, depending on the host rock.  An example is hole AMQ17-1561C that had two intercepts; the lower one is located 100 metres west and 20 metres deeper than the previously reported hole AMQ17-1475 (which was previously reported in the Company’s news release dated September 5, 2017).  The new hole’s lower interval is considered to be the deepest significant intercept within the V Zone.  Hole AMQ17-1561C returned 10.2 g/t gold over 4.2 metres at a depth of 494 metres and 5.8 g/t gold over 15.9 metres at a depth of 631 metres.  The V Zone remains open at depth and laterally.

Whale Tail

The Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and extends from surface to 915 metres depth.  The 2017 directional drilling program has allowed for maximal accuracy while minimizing the time required to reach the favourable geological target units in the Whale Tail deposit.

Hole AMQ17-1433G is a directional branch drilled towards the north that returned a series of gold intervals within the favourable volcano-sedimentary rock unit, returning 6.4 g/t gold over 6.5 metres at 694 metres depth (including 11.6 g/t gold over 3.0 metres), 6.3 g/t gold over 3.8 metres at 754 metres depth and 7.1 g/t gold over 5.9 metres at 782 metres depth.  These three intervals are interpreted as parts of the same zone which is folded within a steeply dipping panel.

Hole AMQ17-1607A drilled towards the south, and encountered mineralization within the expected favourable geological unit host to the Whale Tail deposit 43 metres west of previously reported hole 1433D (see the Company’s news release dated September 5, 2017), at approximately the same depth.  Results from the new hole were 4.2 g/t gold over 4.6 metres at 604 metres depth.  This intercept extends the main Whale Tail mineralized unit westward; the exploration potential remains high at similar depths to the west, one of the targets of the 2018 exploration drill program.

Hole AMQ17-1556 pierced the east-plunging Whale Tail oreshoot, confirming the continuity and extending the mineralization associated with this structure.  The hole returned 8.4 g/t gold over 3.3 metres.  This hole is considered to be the most easterly and the deepest interval in the oreshoot at a vertical depth of 498 metres, and could lead to an increase in the estimated underground mineral resources.

A gold-bearing quartz vein hosted in ultramafic rocks was located in the eastern area of Whale Tail, well below the planned open pit, approximately 50 metres north of the main Whale Tail deposit.  Hole AMQ17-1562 returned 18.7 g/t gold over 3.5 metres at a depth of 562 metres.  A similar geological setting was also encountered approximately 650 and 750 metres west of this interval by two other recent drill holes.  Hole AMQ17-1574B intersected 12.0 g/t gold over 5.4 metres at 569 metres depth, while hole AMQ17-1607A intersected 9.3 g/t gold over 3.1 metres at 503 metres depth.  This structure appears to have developed as pods of veins scattered along or near the geological contact between ultramafic and sedimentary units.

The same mineralized structure was encountered at shallower depths in previous drilling (see “Recent exploration drill results from the new gold structure, Amaruq project” in the Company’s news release dated June 9, 2015).  It has been located approximately 50 to 100 metres north of and parallel to the main Whale Tail deposit in this area, between the depths of approximately 155 metres and 570 metres.  The higher gold grades observed locally throughout the structure offers some additional potential to the future underground development of Whale Tail, but the structure will require further drilling from underground to determine if it could positively impact the economic value of the project.

The Whale Tail deposit remains open at depth and along strike.

The Amaruq deposits show underground potential below their designed pits.  The Whale Tail pit is expected to bottom at 285 metres, but its mineral resources reach to 900 metres depth, while the IVR pit has an expected bottom of 120 metres, with current mineral resources extending to 600 metres depth.  An exploration ramp will improve the efficiency of studying that deep potential and determining the economics of mining at depth, well before the pits are mined to their limits (estimated to be in 2024).

Excavation of a portal and underground ramp began in late 2017.  The plan is to advance the ramp by approximately 120 metres depth (1.2 kilometres laterally) each year.  Drilling from underground is expected to begin in 2020 to infill and convert inferred to indicated mineral resources, and to continue to expand the deposits.  The 2018 budget for ramp development (which will be expensed, and is not included in the project capital) is approximately $20.8 million.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral reserves and mineral resources and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25 percent to 2.0 mtpa.  In Sweden, the Company has a 55% interest in the Barsele exploration project.

Kittila — Drilling Continues to Extend the Sisar Top Area, Roura Zone and Rimpi Deep Area, and Supports Decision to Proceed with Mine Expansion

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)	394	401
Tonnes of ore milled per day	4,280	4,355
Gold grade (g/t)	4.32	4.84
Gold production (ounces)	47,746	53,337
Production costs per tonne (EUR)	$83	$80
Minesite costs per tonne (EUR)	$82	$83
Production costs per ounce of gold produced ($ per ounce):	$799	$644
Total cash costs per ounce of gold produced ($ per ounce):	$796	$664

Production costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to lower throughput levels and the timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due to lower production and the reasons described above.

Minesite costs per tonne in the fourth quarter of 2017 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due to lower production.

Production was lower in the fourth quarter of 2017 when compared to the prior-year period as a result of slightly lower throughput and lower grades.

Kittila Mine - Operating Statistics

	Twelve Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore milled (thousands of tonnes)	1,685	1,667
Tonnes of ore milled per day	4,615	4,554
Gold grade (g/t)	4.15	4.41
Gold production (ounces)	196,938	202,508
Production costs per tonne (EUR)	$78	$77
Minesite costs per tonne (EUR)	$78	$77
Production costs per ounce of gold produced ($ per ounce):	$753	$701
Total cash costs per ounce of gold produced ($ per ounce):	$753	$699

Production costs per tonne for the full year 2017 were slightly higher when compared to the prior-year period due to higher milling costs.  Production costs per ounce for the full year 2017 increased when compared to the prior-year period due to lower production.

Minesite costs per tonne for the full year 2017 were essentially the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2017 increased when compared to the prior-year period due to lower production.

Production was lower for the full year 2017 when compared to the prior-year period as a result of lower grades.

Ongoing drilling activity at Kittila has demonstrated the ability to add mineral reserves and mineral resources at depth.  With the recently approved expansion (see “Updated Three Year Guidance Plan” above), the new shaft is expected to unlock additional exploration potential in the deeper portions of the mine (between 1,150 metres and 1,400 metres).

The main target of exploration at Kittila continues to be the Sisar Zone, which is subparallel to and slightly east of the main Kittila mineralization.  Sisar has been located between approximately 775 metres and 1,910 metres below surface, forming a roughly triangular shape that remains open at depth and along strike to the north and south.  Mineral reserves in the Sisar Zone form part of the total Kittila mineral reserve estimate.

The main exploration ramp is the platform now used for testing the extensions of the Roura and Rimpi zones.  Two internal ramps are being driven off the main exploration ramp for converting and exploring Sisar Top Zone and Rimpi deep mineral resources between 800 and 1,000 metres below surface.

In the fourth quarter of 2017, 19 holes (8,700 metres) were drilled in the Sisar Top, Sisar Central and Rimpi Deep zones; assays are pending for many of the holes.

Selected recent drill results and drill hole collar coordinates are set out in the table below.  Pierce points for all these holes are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Sisar Zone and Main Zone from Roura and the Rimpi Deep area at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE17-609	Sisar Top	204.0	210.0	1,050	3.3	3.3
RIE17-615	Main - Rimpi	68.1	79.0	910	10.7	4.5
RIE17-618	Sisar Top (Rimpi)	407.0	410.9	1,076	3.2	3.2
RIE17-619	Main - Rimpi	76.0	80.0	891	4.0	5.5
and	Main - Rimpi	87.0	93.0	887	6.0	6.9
ROD-0763-15-001C	Main - Roura	454.2	466.0	1,159	3.1	4.5
ROU17-601	Sisar Top	121.0	125.0	977	3.1	3.2
and	Sisar Top	135.0	142.0	983	5.5	4.5
ROU17-602	Sisar Top	155.0	167.0	1,029	7.2	5.4
and	Sisar Top	187.3	196.0	1,048	5.3	4.8
ROU17-603	Sisar Top	111.0	115.5	899	4.4	5.5
ROU17-604	Sisar Top	154.0	158.1	999	3.0	3.6

Recent intercepts at approximately 1,000 metres below surface have successfully confirmed and infilled the mineral reserves and mineral resources of the Sisar Top Zone in the sparsely drilled gap between the Roura and Rimpi zones, approximately 70 to 100 metres east of the Main Zone.  Hole ROU17-602 in this area intersected 5.4 g/t gold over 7.2 metres at 1,029 metres depth and 4.8 g/t gold over 5.3 metres at 1,048 metres depth.

Deep exploration continued to extend the Roura Main Zone mineralization northward.  Hole ROD-0763-15-001C intersected 4.5 g/t gold over 3.1 metres at 1,159 metres depth, approximately 30 metres north of the Main Zone mineral resources.

Exploration drilling of the Rimpi Deep area from the exploration ramp has begun.  Recent intercepts at approximately 900 metres below surface have extended the Main Zone at Rimpi northward.  Hole RIE17-619 intersected 5.5 g/t gold over 4.0 metres at 891 metres depth and 6.9 g/t gold over 6.0 metres at 887 metres depth, while hole RIE17-615 intersected 4.5 g/t gold over 10.7 metres at 910 metres depth.  These results are not reflected in the new mineral reserves estimate.

A long hole drilled from the ramp in the Rimpi Deep area intersected mineralization 220 metres east of the Main Rimpi Zone.  Hole RIE17-618 intersected 3.2 g/t gold over 3.2 metres at 1,076 metres depth.  This intercept may represent a northward extension of the Sisar Top Zone into the Rimpi area.  The intercept is approximately 200 metres north of the Sisar mineralization, so it could represent a significant extension of the Sisar Zone.

In 2017, $6.7 million was spent on deep drilling at Kittila (which includes the Sisar Zone).  The 2018 exploration program will consist of 31,000 metres of drilling at an estimated cost of $7.6 million, focused on extending the Roura and Rimpi zones.

Kittila mine exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE17-609	7538568	2558760	-689	101	-45	335
RIE17-615	7539500	2558638	-697	090	6	300
RIE17-618	7539500	2558638	-698	090	-25	469
RIE17-619	7539500	2558638	-696	089	20	419
ROD-0763-15-001C	7538398	2558631	-543	090	-64	921
ROU17-601	7538465	2558774	-706	095	-26	227
ROU17-602	7538465	2558774	-707	091	-40	282
ROU17-603	7538465	2558774	-705	082	14	162
ROU17-604	7538465	2558774	-707	077	-28	243

* Finnish Coordinate System KKJ Zone 2

[Kittila Composite Longitudinal Section]

Barsele Project — 2017 Drilling Leads to Increased Mineral Resources and Grades

On June 11, 2015, Agnico Eagle acquired a 55% interest in the Barsele project in Sweden.  The Company can earn an additional 15% interest in the project through the completion of a pre-feasibility study.  The Barsele property is known to contain intrusive-hosted gold mineralization (the Central, Avan and Skiråsen zones) and gold-rich polymetallic volcanogenic massive sulphide mineralization (the Norra Zone).

In 2017, a total of 123 diamond drill holes were completed for 58,281 metres.  Drilling focused on expanding the mineral resources on the Central, Avan and Skiråsen zones that are now interpreted to be part of the same mineralized system extending over approximately 2.7 kilometres of strike length.  These zones occur within a granodiorite that ranges in width from 200 to 500 metres over a strike length of more than eight kilometres.  Gold is generally associated with arsenopyrite and low base metal content, but also occurs as native metal locally.

In 2017, a new zone of gold mineralization was outlined by drilling at Risberget, which is approximately 3.1 kilometres east of the Skiråsen zone.  The new zone is hosted by volcanic rocks, but along the same deformation corridor as Skiråsen; drilling yielded similar results to the other known mineralized zones.  Additional drilling will be carried out in 2018 to further evaluate the mineral potential and investigate potential strike extensions of this zone.

Drilling was also carried out to test for folded extensions of the Nora Zone.  Favourable mineralization was encountered but additional drilling will be required to fully evaluate the mineral potential.

At December 31, 2017, the Barsele project was estimated (on a 55% basis) to contain an initial indicated mineral reserve of 138,000 ounces of gold (3.5 million tonnes grading 1.25 g/t gold), and an inferred mineral resource of 761,000 ounces of gold (10.2 million tonnes grading 2.31 g/t gold).  At open pit depths there is an indicated mineral resource of 100,000 ounces of gold (2.9 million tonnes grading 1.07 g/t gold) and an inferred mineral resource of 57,000 ounces of gold (1.6 million tonnes grading 1.12 g/t gold).  At underground depths, there is an indicated mineral resource of 38,000 ounces of gold (0.5 million tonnes grading 2.18 g/t gold) and an inferred mineral resource of 705,000 ounces of gold (8.7 million tonnes grading 2.53 g/t gold).

In 2018, approximately 35,000 metres of drilling (at a budget of $6.9 million) will be carried out with a focus to expand and delineate higher grade areas within the known zones and further evaluate the volcanogenic massive sulphide potential.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been the source of growing precious metals production (gold and silver), stable operating costs and strong free cash flow since 2009.

Pinos Altos — Production to Commence at Sinter Deposit in Late 2018; Activities Ramping up on Other Satellite Deposits through 2019

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore processed (thousands of tonnes)	548	556
Tonnes of ore processed per day	5,957	6,050
Gold grade (g/t)	2.45	2.70
Gold production (ounces)	40,406	46,685
Production costs per tonne (USD)	$56	$48
Minesite costs per tonne (USD)	$54	$51
Production costs per ounce of gold produced ($ per ounce):	$761	$567
Total cash costs per ounce of gold produced ($ per ounce):	$485	$390

Production costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to variations in the proportions of heap leach ore to mill ore, variations in the open pit ore to underground ore and fluctuations in the waste to ore stripping ratio in the open pit mines.  Production costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due to the reasons described above and lower gold production and lower by-product revenue.

Minesite costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due to lower gold production and lower by-product revenue.

Production was lower in the fourth quarter of 2017 when compared to the prior-year period as a result of a reduction in mill throughput, lower grades and lower recoveries, which were impacted by a higher clay content in the ore.

Pinos Altos Mine - Operating Statistics

	Twelve Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore processed (thousands of tonnes)	2,308	2,260
Tonnes of ore processed per day	6,323	6,175
Gold grade (g/t)	2.62	2.78
Gold production (ounces)	180,859	192,772
Production costs per tonne (USD)	$47	$51
Minesite costs per tonne (USD)	$50	$49
Production costs per ounce of gold produced ($ per ounce):	$601	$594
Total cash costs per ounce of gold produced ($ per ounce):	$395	$356

Production costs per tonne for the full year 2017 decreased when compared to the prior-year period primarily due to variations in the proportions of heap leach ore to mill ore, variations in the open pit ore to underground ore, fluctuations in the waste to ore stripping ratio in the open pit mines and the timing of unsold inventory.  Production costs per ounce for the full year 2017 increased when compared to the prior-year period due to lower production.

Minesite costs per tonne for the full year 2017 were essentially the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2017 increased when compared to the prior-year period due to lower gold and silver production.

Production was lower for the full year 2017 when compared to the prior-year period as a result lower grades.

Several satellite mining opportunities exist around Pinos Altos that are being evaluated for their incremental production potential.

The Sinter deposit, located immediately north of Pinos Altos, will be mined from underground and a small open pit.  At Sinter, permits have been received for the construction of an exploration ramp, while permits are pending for open pit mining.  Portal and ramp development are planned to commence in the first quarter of 2018, with initial production expected to begin late in the fourth quarter of 2018.

The Cubiro deposit is an underground exploration opportunity, located immediately west of the Creston Mascota mine, which is envisioned to potentially produce high grade ore that will be trucked to the Pinos Altos processing facilities as early as in 2022.  At the Cubiro deposit, a change of land use permit was approved in the fourth quarter of 2017, and the access road is under construction with completion expected in May 2018.  Portal and ramp development will be initiated once the access road is completed and 420 metres of underground development is planned for 2018.  Underground exploration and delineation are expected to commence in early 2019.

The Reyna de Plata deposit is an exploration opportunity also located north of Pinos Altos facilities.  At the Reyna de Plata deposit, exploration permits were received in the fourth quarter of 2017 and a 5,000-metre drill program commenced in mid-January 2018.  Different mining options are currently being studied for the potential exploitation of the deposit.

Creston Mascota — Mining Transitions to Bravo Deposit; Drilling Continues to Extend Mineralization at Bravo and Madrono

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Creston Mascota deposit at Pinos Altos - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore processed (thousands of tonnes)	558	524
Tonnes of ore processed per day	6,065	5,694
Gold grade (g/t)	1.08	1.18
Gold production (ounces)	14,012	11,213
Production costs per tonne (USD)	$17	$15
Minesite costs per tonne (USD)	$17	$15
Production costs per ounce of gold produced ($ per ounce):	$665	$707
Total cash costs per ounce of gold produced ($ per ounce):	$591	$649

Production costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to a lower amount of stripping costs being capitalized and the timing of unsold inventory, partially offset by higher throughput levels.  Production costs per ounce in the fourth quarter of 2017 decreased when compared to the prior-year period due to higher production.

Minesite costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to a lower amount of stripping costs being capitalized, partially offset by higher throughput levels.  Total cash costs per ounce in the fourth quarter of 2017 decreased when compared to the prior-year period due higher production.

Production was slightly higher in the fourth quarter of 2017 when compared to the prior-year period due to higher throughput.

Creston Mascota deposit at Pinos Altos - Operating Statistics

	Twelve Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore processed (thousands of tonnes)	2,196	2,119
Tonnes of ore processed per day	6,016	5,790
Gold grade (g/t)	1.23	1.12
Gold production (ounces)	48,384	47,296
Production costs per tonne (USD)	$14	$13
Minesite costs per tonne (USD)	$15	$13
Production costs per ounce of gold produced ($ per ounce):	$651	$578
Total cash costs per ounce of gold produced ($ per ounce):	$575	$516

Production costs per tonne for the full year 2017 were slightly higher when compared to the prior-year period due to higher waste haulage costs as a result of longer trucking distances and a lower amount of stripping costs being capitalized.  Production costs per ounce for the full year 2017 increased when compared to the prior-year period due to the reasons described above, partially offset by slightly higher production.

Minesite costs per tonne for the full year 2017 increased when compared to the prior-year period due to higher waste haulage costs as a result of longer trucking distances and a lower amount of stripping costs being capitalized.  Total cash costs per ounce for the full year 2017 increased when compared to the prior-year period due to the reasons described above, partially offset by higher production.

Production was slightly higher for the full year 2017 when compared to the prior-year period reflecting higher throughput and higher grades offset, in part, by lower recoveries.

A plan is underway to attempt to improve the process plant efficiency.  Engineering is also underway on the Phase V heap leach pad, which will be an extension to the existing facility.

Immediately south of the Creston Mascota facilities, the Bravo deposit (a new open pit orebody) is in pre-production development.  The first phase of pre-stripping and the road to the waste dump were completed in the fourth quarter of 2017.  Construction activities also continued on the haul road with work expected to be finished late in the first quarter of 2018.

Exploration drilling in the fourth quarter of 2017 focused on the high grade Madrono Zone, immediately southeast of the Creston Mascota pit, including 8,552 metres of conversion,

step-out and exploration drilling in 53 holes.  Madrono is a potential satellite mining opportunity for processing at Pinos Altos.

Drilling results for Bravo were last reported in the Company’s news release dated July 26, 2017 and Madrono results were last reported in the Company’s news release dated October 25, 2017.

Selected recent drill results from the Bravo and Madrono zones and drill hole collar coordinates are set out in the tables below.  The collars are also located on the Creston Mascota Area Local Geology Map.  All intercepts reported for the Bravo and Madrono zones show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the Bravo and Madrono Zones at the Creston Mascota mine

Drill Hole	Vein	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (m)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
BRV17-238	Bravo	67.5	88.1	69	19.9	1.1	1.1	39	31
BRV17-241	Bravo	60.0	70.0	79	8.7	2.2	2.2	37	37
BRV17-243	Bravo	52.5	67.3	63	13.9	1.5	1.5	45	45
BRV17-246	Bravo	66.0	76.0	77	9.4	1.9	1.9	44	44
BRV17-256	Bravo	80.6	88.3	86	7.8	5.6	4.6	80	80
MAD17-110	Madrono	88.8	108.0	97	16.6	1.6	1.6	22	22
and	Madrono	114.2	120.0	111	5.1	4.4	3.1	37	37
MAD17-113	Madrono	88.5	106.5	64	16.3	2.1	2.1	7	7
MAD17-116	Madrono	154.8	172.4	178	16.0	5.2	2.6	48	48
including		156.9	160.2	174	3.0	23.3	10.0	182	182
MAD17-120	Madrono	149.5	155.4	172	5.9	4.3	4.3	78	75
MAD17-123	Madrono	112.5	119.5	138	6.6	3.8	3.7	66	66

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution

Holes at the Bravo and Madrono zones use a capping factor of 10 g/t gold and 200 g/t silver.

Bravo and Madrono Zones at Creston Mascota mine exploration drill collar coordinates

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
BRV17-238	3135117	760213	1,636	120	-50	120
BRV17-241	3135098	760182	1,605	091	-71	89
BRV17-243	3135078	760197	1,603	090	-60	96
BRV17-246	3135050	760115	1,573	090	-59	117
BRV17-256	3135325	760222	1,678	090	-45	105
MAD17-110	3134925	761696	2,141	051	-45	273
MAD17-113	3134957	761696	2,158	030	-46	171
MAD17-116	3134856	761646	2,092	049	-46	246
MAD17-120	3134825	761680	2,094	051	-46	222
MAD17-123	3134782	761730	2,101	050	-45	201

*                                         Coordinate System UTM Nad 27 Zone

[Creston Mascota Area Local Geology Map]

Results from 35 drill holes in the Bravo Zone in 2017 have confirmed down-dip mineralization as well as favorable gold and silver grades and widths.  Examples include hole BRV17-256, which had an intercept of 4.6 g/t gold and 80 g/t silver over 7.8 metres at 86 metres depth.  Approximately 220 metres south of this, hole BRV17-241 intersected 2.2 g/t gold and 37 g/t silver over 8.7 metres at 79 metres depth.  Approximately 85 metres farther southwest, hole BRV17-246 reported 1.9 g/t gold and 44 g/t silver over 9.4 metres at 77 metres depth.  These intercepts indicate new mineralized zones beneath the current

Bravo pit limit.  These favourable results have led to an increase in the mineral resources at the Bravo Zone announced in this news release.

The quartz vein systems at Madrono are nearly vertical.  While the dominant strike of the veins is to the northwest, there is also a set of steep veins that strike almost east-west.  Where these two vein sets intersect, the quartz vein material thickens into steeply plunging shoots including gold and silver.  In addition, the north-west-striking veins host shallowly plunging horizontal shoots of gold-bearing quartz, which are possibly flexures caused by fault movement along uneven vein surfaces.

Current drilling in the Madrono Zone is testing the underground potential of the shallowly plunging high grade zones and vein junctions with increased thickness potential.  Select results are reported from the 23 recent drill holes at the Madrono and Santa Martha veins.

Testing the east-west Madrono Vein, hole MAD17-113 (drilling to the north-northeast) intersected 2.1 g/t gold and 7 g/t silver over 16.3 metres at 64 metres depth.  From the same drill set-up, hole MAD17-110 (drilling to the northeast) intersected what is interpreted as the intersection of the two vein systems, reporting two intercepts: 1.6 g/t gold and 22 g/t silver over 16.6 metres at 97 metres depth and 3.1 g/t gold and 37 g/t silver over 5.1 metres at 111 metres depth.  Hole MAD17-116 may be returning results from the same intersection of two the veins at greater depth; the hole reported 2.6 g/t gold and 48 g/t silver over 5.2 metres at 178 metres depth, including 10.0 g/t gold and 182 g/t silver over 3.0 metres.  These results, coupled with previous drilling in the area, show continuity of the Madrono Vein structure at depths between 64 and 245 metres below surface over a strike length of 480 metres.

In the northwest-striking Santa Martha Vein, the new drill results confirm the continuity of the vein, including results such as hole MAD17-120 that intersected 4.3 g/t gold and 75 g/t silver over 5.9 metres at 172 metres depth, 1.3 g/t gold and 24 g/t silver over 22.0 metres at 159 metres depth, and hole MAD176-123 that yielded 3.7 g/t gold and 66 g/t silver over 6.6 metres at 138 metres depth.  These intercepts confirm the thicknesses and locally high gold and silver grades in the Santa Martha Vein over a strike length of 800 metres between 100 and 200 metres depth.

The results of the current drill program have increased the gold and silver grades of the Madrono Zone.  The Madrono Zone continues to be open at depth.

La India — Exploration Focused on Extending Near-Pit Mineralization and Other Near-Mine Targets

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore processed (thousands of tonnes)	1,692	1,540
Tonnes of ore processed per day	18,391	16,744
Gold grade (g/t)	0.70	0.87
Gold production (ounces)	25,500	28,714
Production costs per tonne (USD)	$10	$10
Minesite costs per tonne (USD)	$11	$9
Production costs per ounce of gold produced ($ per ounce):	$669	$510
Total cash costs per ounce of gold produced ($ per ounce):	$678	$437

Production costs per tonne in the fourth quarter of 2017 were the same when compared to the prior-year period.  Production costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due to lower production, higher contractor costs to accelerate open pit mine development, higher maintenance costs and higher ore and waste haulage costs as a result of longer trucking distances from the Main Zone pit.

Minesite costs per tonne in the fourth quarter of 2017 increased when compared to the prior-year period due to higher contractor costs to accelerate open pit mine development, higher maintenance costs and higher ore and waste haulage costs as mentioned above.  Total cash costs per ounce in the fourth quarter of 2017 increased when compared to the prior-year period due to lower gold and silver production and the reasons described above.

Production was slightly lower in the fourth quarter of 2017 when compared to the prior-year period due to lower grades.

La India Mine - Operating Statistics

	Twelve Months Ended	Twelve Months Ended
	December 31, 2017	December 31, 2016
Tonnes of ore processed (thousands of tonnes)	5,965	5,837
Tonnes of ore processed per day	16,342	15,949
Gold grade (g/t)	0.69	0.81
Gold production (ounces)	101,150	115,162
Production costs per tonne (USD)	$10	$9
Minesite costs per tonne (USD)	$11	$9
Production costs per ounce of gold produced ($ per ounce):	$604	$432
Total cash costs per ounce of gold produced ($ per ounce):	$580	$395

Production costs per tonne for the full year 2017 were slightly higher when compared to the prior-year period due to higher contractor costs to accelerate open pit mine development, higher maintenance costs and higher ore and waste haulage costs.  Production costs per ounce for the full year 2017 increased when compared to the prior-year period due to lower production and the reasons described above.

Minesite costs per tonne for the full year 2017 were higher when compared to the prior-year period due to higher contractor costs to accelerate open pit mine development, higher maintenance costs and higher ore and waste haulage costs.  Total cash costs per ounce for the full year 2017 increased when compared to the prior-year period due to lower gold production and by-product revenue and the reasons described above.

Production was slightly lower for the full year 2017 when compared to the prior period due to lower grades.

Construction of a new heap leach pad is expected to begin late in the second quarter of 2018.  The new heap leach will be phased to match the mineral reserve and mineral resource profile of the mine.  Approximately 62% of the land has been acquired for construction of the new power line and permitting is in progress with construction expected to start late in the second quarter of 2018.

Mineral reserves at La India declined by 341,000 ounces of gold (33%), while measured and indicated mineral resources increased by 130,000 ounces of gold (47%).  The decline in mineral reserves is primarily due to mining production and reclassification to mineral resources due to an increase in the capping factor in order to improve reserve reconciliation and cut-off grade adjusted related to slightly higher minesite costs.  The increase in measured and indicated mineral resources is mainly due to new drilling results and reclassification of reserves.

In order to further increase mineral reserves and mineral resources, drilling is ongoing.  In the fourth quarter of 2017, drilling was carried out on the Main Zone to evaluate the potential to extend mineralization below the current pit design and to explore opportunities to extend mineralization outside the currently planned pit limits.

Drilling was also carried out at the nearby El Realito and El Cochi zones in the second half, with encouraging results.  These areas are currently being drilled to evaluate the potential to increase mineral reserves and mineral resources in close proximity to the current mining areas.  Drilling results for the La India property were last reported in the Company’s news release dated September 5, 2017.

Mine-site exploration at the La India property from August through December 2017 included 7,252 metres (55 holes) of the 25,500-metre budget in 2017.  The mine-site exploration in this period comprised 3,864 metres (24 holes) in the Main Zone, 1,422 metres (11 holes) at El Realito and 1,966 metres (20 holes) at El Cochi.  In addition, the regional exploration at the La India property in 2017 included 10,514 metres (45 holes).

Selected recent drill results from the La India mine property and the drill hole collar coordinates are set out in the tables below.  The collars are located on the La India Area Property and Location Map.  All intercepts reported for the La India mine property show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Additional drilling is planned in the El Realito, Los Tubos, El Cochi, Main Zone, Chipriona and Tarachi areas in 2018.

Recent exploration drill results from the La India mine area

Drill Hole	Vein	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (m)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
INER17-098	El Realito	21.9	53.2	43.8	21.7	1.7	1.7	4	4
INER17-099	El Realito	72.3	94	81.6	18.4	1.8	1.8	15	15
INER17-106	El Realito	39	45	52	4.6	1.3	1.3	5	5
INER17-112	El Realito	39	53.5	37.1	13.6	1.4	1.4	2	2
INER17-115	El Realito	0	22	12	19.1	0.8	0.8	9	9
INER17-121	El Realito	79	88	73.5	5.7	4.5	3.3	20	20
including		80.2	84	82.1	2.4	9.0	6.1	39	39
and	El Realito	137	157	147	12.8	1.6	1.6	6	6
INM17-1266	Main	0	39	19	37.0	1.3	1.0	1	1
and	Main	60.6	115.1	83	51.2	1.4	1.4	9	9
INM17-1268	Main	102.3	119.7	111	17.2	1.0	1.0	2	2
INM17-1279	Main	109.7	144	126.8	28.1	0.7	0.7	2	2

Holes at the La India mine use a capping factor of 10 g/t gold and 200 g/t silver.

La India mine area exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
INER17-098	3178416	708874	1,929	130	-45	87
INER17-099	3178175	708777	1,990	130	-45	126
INER17-106	3178473	708639	1,863	130	-60	70
INER17-112	3178326	709166	2,041	045	-70	99
INER17-115	3178468	708906	1,927	130	-45	81
INER17-121	3177917	708825	2,014	000	-90	186
INM17-1266	3176252	707033	1,745	090	-75	180
INM17-1268	3176324	706618	1,742	000	-90	150
INM17-1279	3176324	706542	1,754	000	-90	180

*                                         Coordinate System UTM NAD27 Mexico 12 Zone

[La India Area Property and Location Map]

La India’s Main Zone

During the fourth quarter of 2017, infill and step-out drilling was carried out on La India’s Main Zone.  Drilling intersected encouraging intervals both inside and outside the existing pit limits.  For example, hole INM17-1266 cut two mineralized intercepts within and below the current pit limit: 1.0 g/t gold and 1 g/t silver over 37.0 metres at 19.0 metres depth and 1.4 g/t gold and 9 g/t silver over 51.2 metres at 83 metres depth.

The mineralized system remains open along strike, and shows significant potential at depth; parallel mineralized structures have not yet been tested.  The drill program is currently testing extensions of the mineralized system in order to expand the mineral resource.

El Realito Zone

Exploration drilling is defining and extending the mineralization at the El Realito satellite project, which is approximately 1.5 kilometres east of the North and La India zones, to evaluate the potential to increase mineral resources in close proximity to the existing La India mining operations, with encouraging results.  Initial indicated mineral resources have been declared at El Realito in the current estimate.

At El Realito, an exploration program is defining and extending the mineralization on the northwest flank of Realito hill.  The El Realito mineralization is found in northeast-striking subvertical parallel structural corridors of breccia that appear to have acted as conduits, bringing gold and silver mineralization into the favourable subhorizontal volcanic rock layers (the lower porphyritic dacite).

One of the best recent results is hole INER17-121 that intersected 3.3 g/t gold and 20 g/t silver over 5.7 metres at 73.5 metres depth and 1.6 g/t gold and 6 g/t silver over 12.8 metres at 147 metres depth.  This hole has extended the structural corridor by 100 metres to the southwest.  In the same area, hole INER17-099 intersected 1.8 g/t gold and 15 g/t silver over 18.4 metres at 81.6 metres depth.

A second structural corridor has been located approximately 100 metres northwest of and subparallel to the first one, confirmed by recent drilling.  Drillhole INER17-115 intersected 0.8 g/t gold and 9 g/t silver over 19.1 metres at 12.0 metres depth, and nearby hole INER17-098 intersected 1.7 g/t gold and 4 g/t silver over 21.7 metres at 43.8 metres depth.

El Barqueno — 2018 Program Primarily Focused Testing New Regional Targets and Advancing Conceptual Mining Studies

Agnico Eagle acquired its 100% interest in the El Barqueno project in November 2014 with the acquisition of Cayden Resources Inc.  The 32,840-hectare property is in the Guachinango gold-silver mining district of Jalisco State in west-central, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.

The El Barqueno project contains a number of known mineralized zones and several prospects.  In the fourth quarter of 2017, a total of 36 diamond drill holes (10,693 metres) were completed.  For the full year, 155 diamond drill holes (48,630 metres) were completed.

Drilling in 2017 was primarily focused on the Cuauhtémoc, El Rayo and Las Bolas target areas.  Initial drill testing also encountered a new zone of mineralization at San Gregorio, which is located to the northeast of the Azteca-Zapoteca deposit.

El Barqueno is estimated to contain 327,000 ounces of gold and 1.3 million ounces of silver in indicated mineral resources (8.0 million tonnes grading 1.27 g/t gold and 4.96 g/t silver) and 318,000 ounces of gold and 4.9 million ounces of silver in inferred mineral resources (8.2 million tonnes grading 1.21 g/t gold and 18.44 g/t silver).

2018 Exploration Plans

Approximately 35,000 metres of drilling is expected to be completed in 2018 at the El Barqueno project, with a principal focus on testing new target areas.  Exploration expenditures in 2018 are expected to total approximately $9.7 million.

While it is too early to estimate the full extent of the mineral resources and the number of deposits with economic potential at El Barqueno, the Company has the experience of developing cost-efficient mining operations in Mexico and increasing their size through successful exploration as well as metallurgical innovation.  This experience will be applied as El Barqueno continues to be explored and studied.

Agnico Eagle believes that El Barqueno ultimately has the potential to be developed into a series of open pits utilizing heap leach and/or mill processing, similar to the Pinos Altos mine.  The Company is evaluating conceptual mine design scenarios and additional metallurgical testing is continuing at El Barqueno.

Santa Gertrudis — Compilation of Historical Data Underway; Drilling Expected to Start in the First Quarter of 2018

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017 from GoGold Resources Inc. (“GoGold”).  The 42,000-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of a historical heap leach operation that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold from 1991 to 1994.  The property was previously in production, substantial surface infrastructure is already in place, including pre-stripped pits, haul roads, water sources and buildings.

Three favourable geological trends with a potential strike length of 18 kilometres have been identified on the property with limited drilling between deposits.  In addition, GoGold had previously reported high-grade mineralization along northeast-trending structures.

Compilation of historical data is currently in progress (2,600 drill holes were completed since 1988) and camp rehabilitation is underway.  Drilling is expected to begin later in the first quarter of 2018.  The initial program will consist of 28,000 metres at a budget of approximately $7.2 million.

Annual General Meeting

Friday, April 27, 2018 at 11:00 am (E.D.T.)

Delta Hotel (SoCo Ballroom)

75 Lower Simcoe Street

Toronto, Ontario

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses these measures to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the basic net income per share as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at February 14, 2018.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning the Company’s plans to build operations at Meliadine, Amaruq, LaRonde Zone 5 and Akasaba West and the Company’s expansion plans at Kitilla, including the timing and funding thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites; statements concerning the closing of the acquisition of certain assets of CMC and statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2016 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2016 (“Form 40-F”) filed with the SEC as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice President, Operations — U.S.A., Mexico & Latin America; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration.  Each of them is a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; and relating to mineral reserves and mineral resources at the Canadian Malartic mine contained herein has been approved by Donald Gervais, P.Geo., Director of Technical Services at CMC.  Each of them is a “Qualified Person” for the purposes of NI 43-101.

DETAILED MINERAL RESERVES AND MINERAL RESOURCES DATA

AGNICO EAGLE MINES LIMITED DETAILED MINERAL RESERVES AND RESOURCES DATA

As of December 31, 2017

			MINERAL RESERVES
OPERATIONS			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	5,746	4.94	912	9,533	5.66	1,735	15,279	5.39	2,647
LaRonde Zone 5	Underground	100%	3,758	2.02	244	2,477	1.97	157	6,236	2.00	401
Canadian Malartic	Open Pit	50%	24,990	0.95	760	65,509	1.15	2,429	90,499	1.10	3,189
Goldex	Underground	100%	181	1.61	9	18,006	1.57	907	18,186	1.57	917
Akasaba West	Open Pit	100%	—		—	5,194	0.87	145	5,194	0.87	145
Lapa	Underground	100%	127	3.75	15	—		—	127	3.75	15
Meadowbank	Open Pit	100%	1,820	1.36	79	2,888	2.86	265	4,708	2.28	345
Amaruq	Open Pit	100%	—		—	20,063	3.67	2,366	20,063	3.67	2,366
Meadowbank Complex Total			1,820	1.36	79	22,951	3.57	2,631	24,771	3.40	2,710
Meliadine	Open Pit	100%	48	7.17	11	3,693	5.19	617	3,741	5.22	628
Meliadine	Underground	100%	—		—	12,317	7.70	3,050	12,317	7.70	3,050
Meliadine Total			48	7.17	11	16,010	7.12	3,666	16,058	7.12	3,677
Upper Beaver	Underground	50%	—		—	3,996	5.43	698	3,996	5.43	698
Kittilä	Underground	100%	971	4.26	133	25,894	4.75	3,957	26,865	4.74	4,090
Pinos Altos	Open Pit	100%	74	1.06	3	1,159	0.95	35	1,233	0.96	38
Pinos Altos	Underground	100%	4,229	2.58	351	10,973	2.51	885	15,202	2.53	1,235
Pinos Altos Total			4,304	2.55	353	12,132	2.36	920	16,435	2.41	1,273
Creston Mascota	Open Pit	100%	21	0.90	1	2,368	1.47	112	2,389	1.47	113
La India	Open Pit	100%	266	0.49	4	30,394	0.69	674	30,660	0.69	679
Totals			42,232	1.86	2,523	214,464	2.62	18,031	256,696	2 .49	20,554

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	5,746	16.79	3,102	9,533	18.78	5,755	15,279	18.03	8,857
Pinos Altos	Open Pit	100%	74	63.45	152	1,159	23.41	872	1,233	25.83	1,024
Pinos Altos	Underground	100%	4,229	68.38	9,297	10,973	67.16	23,693	15,202	67.50	32,990
Pinos Altos Total	subtotal		4,304	68.29	9,449	12,132	62.98	24,565	16,435	64.37	34,015
Creston Mascota	Open Pit	100%	21	9.56	6	2,368	30.36	2,311	2,389	30.18	2,318
La India	Open Pit	100%	266	3.40	29	30,394	2.14	2,094	30,660	2.15	2,123
Totals			10,336	37.87	12,587	54,427	19.84	34,725	64,763	22.72	47,312

COPPER	Mining Method	Ownership	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu
LaRonde	Underground	100%	5,746	0.22	12,874	9,533	0.23	22,252	15,279	0.23	35,126
Akasaba West	Open Pit	100%	—		—	5,194	0.49	25,535	5,194	0.49	25,535
Upper Beaver	Underground	50%	—		—	3,996	0.25	9,990	3,996	0.25	9,990
Totals			5,746	0.22	12,874	18,724	0.31	57,776	24,470	0 .29	70,651

ZINC	Mining Method	Ownership	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn
LaRonde	Underground	100%	5,746	0.41	23,405	9,533	1.17	111,079	15,279	0.88	134,484
Totals			5,746	0.41	23,405	9,533	1.17	111,079	15,279	0 .88	134,484

			MINERAL RESOURCES
			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
OPERATIONS			000		000	000		000	000		000	000		000
GOLD	Mining Method	Ownership	Tonnes	g/t	Oz Au	Tonnes	g/t	Oz Au	Tonnes	g/t	Oz Au	Tonnes	g/t	Oz Au
LaRonde	Underground	100%	—		—	7,789	5.38	1,348	7,789	5.38	1,348	5,285	5.49	932
LaRonde Zone 5	Underground	100%	—		—	9,306	2.42	724	9,306	2.42	724	2,826	5.33	485
Ellison	Underground	100%	—		—	651	3.25	68	651	3.25	68	2,323	3.39	253
Canadian Malartic	Open Pit	50%	295	0.45	4	1,008	0.46	15	1,303	0.46	19	1,105	0.96	34
Canadian Malartic	Underground	50%	1,742	1.48	83	9,969	1.69	543	11,711	1.66	626	3,713	1.67	200
Canadian Malartic Total			2,037	1.33	87	10,977	1.58	558	13,014	1.54	645	4,818	1.51	234
Odyssey	Underground	50%	—		—	108	2.45	9	108	2.45	9	11,246	2.32	838
East Malartic	Underground	100%	—		—	—		—	—		—	18,974	2.02	1,235
Goldex	Underground	100%	12,360	1.86	739	18,267	1.77	1,038	30,627	1.80	1,777	26,871	1.51	1,300
Akasaba West	Open Pit	100%	—		—	2,184	0.70	49	2,184	0.70	49	—		—
Lapa	Underground	100%	159	3.62	18	576	4.07	75	734	3.97	94	587	7.16	135
Zulapa	Open Pit	100%	—		—	—		—	—		—	391	3.14	39
Meadowbank	Open Pit	100%	199	1.00	6	2,386	2.29	175	2,585	2.19	182	68	2.17	5
Amaruq	Open Pit	100%	—		—	7,118	3.15	720	7,118	3.15	720	978	4.30	135
Amaruq	Underground	100%	—		—	1,661	5.64	301	1,661	5.64	301	7,704	6.50	1,609
Amaruq Total			—		—	8,779	3.62	1,021	8,779	3.62	1,021	8,682	6.25	1,744
Meadowbank Complex Total			199	1.00	6	11,165	3.33	1,197	11,364	3.29	1,203	8,751	6.22	1,749
Meliadine	Open Pit	100%	—		—	10,481	3.46	1,166	10,481	3.46	1,166	909	4.56	133
Meliadine	Underground	100%	—		—	14,799	4.00	1,901	14,799	4.00	1,901	12,935	6.14	2,553
Meliadine Total			—		—	25,280	3.77	3,068	25,280	3.77	3,068	13,844	6.04	2,686
Hammond Reef	Open Pit	50%	82,831	0.70	1,862	21,377	0.57	389	104,208	0.67	2,251	251	0.74	6
Upper Beaver	Underground	50%	—		—	1,818	3.45	202	1,818	3.45	202	4,344	5.07	708
AK Project	Underground	50%	—		—	634	6.51	133	634	6.51	133	1,187	5.32	203
Anoki-McBean	Underground	50%	—		—	934	5.33	160	934	5.33	160	1,263	4.70	191
Upper Canada	Open Pit	50%	—		—	—		—	—		—	2,443	1.97	155
Upper Canada	Underground	50%	—		—	—		—	—		—	3,606	6.22	721
Upper Canada Total			—		—	—		—	—		—	6,049	4.50	876
Kittilä	Open Pit	100%	—		—	229	3.41	25	229	3.41	25	373	3.89	47
Kittilä	Underground	100%	1,592	2.59	132	18,909	3.12	1,899	20,501	3.08	2,032	8,992	4.20	1,213
Kittilä Total			1,592	2.59	132	19,138	3.13	1,924	20,730	3.09	2,057	9,364	4.18	1,260
Kuotko	Open Pit	100%	—		—	—		—	—		—	284	3.18	29
Kylmäkangas	Underground	100%	—		—	—		—	—		—	1,896	4.11	250
Barsele	Open Pit	55%	—		—	2,911	1.07	100	2,911	1.07	100	1,574	1.12	57
Barsele	Underground	55%	—		—	544	2.18	38	544	2.18	38	8,667	2.53	705
Barsele Total			—		—	3,455	1.25	138	3,455	1.25	138	10,241	2.31	761
Pinos Altos	Open Pit	100%	—		—	621	1.10	22	621	1.10	22	6,165	0.61	120
Pinos Altos	Underground	100%	—		—	15,537	1.85	925	15,537	1.85	925	5,040	2.44	396
Pinos Altos Total			—		—	16,158	1.82	947	16,158	1.82	947	11,205	1.43	516
Creston Mascota	Open Pit	100%	—		—	2,503	0.66	53	2,503	0.66	53	591	0.29	6
La India	Open Pit	100%	16,252	0.32	168	11,150	0.67	240	27,402	0.46	409	7,055	0.41	92
Tarachi	Open Pit	100%	—		—	22,665	0.40	294	22,665	0.40	294	6,476	0.33	68
El Barqueño Gold	Open Pit	100%	—		—	7,980	1.27	327	7,980	1.27	327	8,199	1.21	318
Totals			115,429	0.81	3,014	194,115	2.07	12,940	309,544	1.60	15,954	164,319	2.87	15,170

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	—		—	7,789	20.20	5,058	7,789	20.20	5,058	5,285	12.13	2,060
Kylmäkangas	Underground	100%	—		—	—		—	—		—	1,896	31.11	1,896
Pinos Altos	Open Pit	100%	—		—	621	20.07	401	621	20.07	401	6,165	20.85	4,133
Pinos Altos	Underground	100%	—		—	15,537	45.28	22,621	15,537	45.28	22,621	5,040	37.67	6,104
Pinos Altos Total			—		—	16,158	44.32	23,022	16,158	44.32	23,022	11,205	28.42	10,237
Creston Mascota	Open Pit	100%	—		—	2,503	6.80	547	2,503	6.80	547	591	5.97	113
La India	Open Pit	100%	16,252	1.80	942	11,150	4.64	1,663	27,402	2.96	2,605	7,055	2.83	642
Tarachi	Open Pit	100%	—		—	22,665	0.00	—	22,665	0.00	—	6,476	0.00	—
El Barqueño Silver	Open Pit	100%	—		—	—		—	—		—	9,160	107.30	31,599
El Barqueño Gold	Open Pit	100%	—		—	7,980	4.96	1,272	7,980	4.96	1,272	8,199	18.44	4,860
Totals			16,252	1.80	942	68,245	14.39	31,563	84,497	11.96	32,505	49,866	32.07	51,408

COPPER	Mining Method	Ownership	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde	Underground	100%	—		—	7,789	0.27	20,997	7,789	0.27	20,997	5,285	0.23	11,993
Akasaba West	Open Pit	100%	—		—	2,184	0.41	9,004	2,184	0.41	9,004	—		—
Upper Beaver	Underground	50%	—		—	1,818	0.14	2,567	1,818	0.14	2,567	4,344	0.20	8,642
El Barqueño Gold	Open Pit	100%	—		—	7,980	0.19	14,908	7,980	0.19	14,908	8,199	0.19	15,802
Totals			—		—	19,771	0.24	47,476	19,771	0.24	47,476	17,828	0.20	36,437

ZINC	Mining Method	Ownership	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde	Underground	100%	—		—	7,789	0.76	59,228	7,789	0.76	59,228	5,285	0.40	21,026
Totals			—		—	7,789	0.76	59,228	7,789	0.76	59,228	5,285	0.40	21,026

Mineral reserves are not a subset of mineral resources. Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand, so aggregrate amounts may differ from column totals.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2017 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00		Mexican peso per US$1.00		US$ per €1.00
Long-life operations and projects	$1,150	$16.00	$2.50	$1.00	C$	1.20	MXP	16.00	US$	1.15

Short-life operations — Lapa, Meadowbank mine, Santos Nino pit and Creston Mascota satellite operation at Pinos Altos					C$	1.25	MXP	17.00	Not applicable

Upper Canada, Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	2.75	Not applicable	C$	1.25	Not applicable		Not applicable

*The Upper Beaver project has a C$125/tonne net smelter return (NSR)

**The Canadian Malartic mine uses a cut-off grade between 0.35 g/t and 0.37 g/t gold (depending on the deposit)

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016

Operating margin(i) by mine:
Northern Business
LaRonde mine	$73,686	$44,058	$299,000	$208,684
Lapa mine	1,567	3,762	25,786	39,186
Goldex mine	13,532	13,506	68,650	86,420
Meadowbank mine	49,196	50,807	224,661	165,060
Canadian Malartic mine(ii)	56,348	40,430	215,873	188,285
Kittila mine	23,245	27,596	100,489	110,475
Southern Business
Pinos Altos mine	36,563	34,909	149,179	179,820
Creston Mascota deposit at Pinos Altos	9,144	6,470	32,308	35,626
La India mine	14,284	22,560	68,816	92,784
Total operating margin(i)	277,565	244,098	1,184,762	1,106,340
Gain on impairment reversal	—	(120,161)	—	(120,161)
Amortization of property, plant and mine development	129,478	151,399	508,739	613,160
Exploration, corporate and other	85,113	97,447	333,642	344,880
Income before income and mining taxes	62,974	115,413	342,381	268,461
Income and mining taxes expense	27,876	52,759	98,494	109,637
Net income for the period	$35,098	$62,654	$243,887	$158,824
Net income per share — basic (US$)	$0.15	$0.28	$1.06	$0.71
Net income per share — diluted (US$)	$0.15	$0.28	$1.05	$0.70

Cash flows:
Cash provided by operating activities	$166,930	$120,601	$767,557	$778,617
Cash used in investing activities	$(377,304)	$(180,543)	$(1,000,052)	$(553,490)
Cash used in/provided by financing activities	$(10,101)	$(19,360)	$329,167	$190,386

Realized prices (US$):
Gold (per ounce)	$1,279	$1,196	$1,261	$1,249
Silver (per ounce)	$16.72	$16.76	$17.07	$17.28
Zinc (per tonne)	$3,215	$2,346	$2,829	$2,047
Copper (per tonne)	$6,806	$5,578	$6,345	$4,827

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016

Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	92,523	83,508	349,385	305,788
Lapa mine	203	14,065	48,613	73,930
Goldex mine	27,033	24,170	118,947	120,704
Meadowbank mine	85,046	94,770	352,526	312,214
Canadian Malartic mine(ii)	80,743	69,971	316,731	292,514
Kittila mine	47,746	53,337	196,938	202,508
Southern Business
Pinos Altos mine	40,406	46,685	180,859	192,772
Creston Mascota deposit at Pinos Altos	14,012	11,213	48,384	47,296
La India mine	25,500	28,714	101,150	115,162
Total gold (ounces)	413,212	426,433	1,713,533	1,662,888

Silver (thousands of ounces):
Northern Business
LaRonde mine	360	272	1,254	988
Lapa mine	—	—	3	5
Goldex mine	—	—	1	1
Meadowbank mine	67	53	275	221
Canadian Malartic mine(ii)	88	81	341	340
Kittila mine	3	4	13	12
Southern Business
Pinos Altos mine	612	641	2,535	2,505
Creston Mascota deposit at Pinos Altos	84	48	281	201
La India mine	51	138	313	486
Total silver (thousands of ounces)	1,265	1,237	5,016	4,759

Zinc (tonnes)	2,010	1,745	6,510	4,687
Copper (tonnes)	1,266	944	4,501	4,416

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	91,795	67,803	353,440	293,161
Lapa mine	2,808	14,621	50,928	74,219
Goldex mine	27,797	24,059	119,200	119,894
Meadowbank mine	80,990	85,318	353,506	305,638
Canadian Malartic mine(ii)(iv)	83,750	67,900	299,030	278,194
Kittila mine	48,079	51,687	197,702	202,702
Southern Business
Pinos Altos mine	44,350	43,410	173,026	199,462
Creston Mascota deposit at Pinos Altos	13,448	11,695	47,251	48,312
La India mine	23,979	29,320	99,691	109,283
Total gold (ounces)	416,996	395,813	1,693,774	1,630,865

Silver (thousands of ounces):
Northern Business
LaRonde mine	348	257	1,251	981
Lapa mine	1	1	7	2
Goldex mine	—	—	1	1
Meadowbank mine	85	58	275	222
Canadian Malartic mine(ii)(iv)	90	77	329	312
Kittila mine	2	3	11	11
Southern Business
Pinos Altos mine	655	598	2,397	2,587
Creston Mascota deposit at Pinos Altos	82	58	265	193
La India mine	50	152	316	452
Total silver (thousands of ounces):	1,313	1,204	4,852	4,761

Zinc (tonnes)	1,221	902	6,316	3,554
Copper (tonnes)	1,328	1,001	4,599	4,522

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016

Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine(vi)	$615	$589	$607	$668
Lapa mine(vii)	—	935	757	732
Goldex mine(viii)	719	657	611	532
Meadowbank mine	670	589	628	727
Canadian Malartic mine(ii)	648	655	594	626
Kittila mine	797	665	754	700
Southern Business
Pinos Altos mine	730	616	634	585
Creston Mascota deposit at Pinos Altos	689	708	669	588
La India mine	711	515	634	468
Weighted average total cash costs per ounce of gold produced	$680	$626	$637	$643

Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine(vi)	$386	$405	$406	$501
Lapa mine(vii)	—	935	755	732
Goldex mine(viii)	719	657	610	532
Meadowbank mine	653	579	614	715
Canadian Malartic mine(ii)	628	634	576	606
Kittila mine	796	664	753	699
Southern Business
Pinos Altos mine	485	390	395	356
Creston Mascota deposit at Pinos Altos	591	649	575	516
La India mine	678	437	580	395
Weighted average total cash costs per ounce of gold produced	$592	$552	$558	$573

Notes:

(i) Operating margin is calculated as revenues from mining operations less production costs.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine since the date of acquisition.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi) The LaRonde mine’s per ounce of gold produced calculations exclude 515 ounces for the twelve months ended December 31, 2017 of payable gold production and the associated costs related to LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(vii) The Lapa mine’s per ounce of gold produced calculations exclude 203 ounces for the twelve months ended December 31, 2017 of payable gold production as a result of the Lapa mill being placed on temporary maintenance.

(viii) The Goldex mine’s per ounce of gold produced calculations exclude 8,041 ounces for the twelve months ended December 31, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at December 31, 2017	As at December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$632,978	$539,974
Short-term investments	10,919	8,424
Restricted cash	422	398
Trade receivables	12,000	8,185
Inventories	500,976	443,714
Income taxes recoverable	13,598	—
Available-for-sale securities	122,775	92,310
Fair value of derivative financial instruments	17,240	364
Other current assets	150,626	136,810
Total current assets	1,461,534	1,230,179
Non-current assets:
Restricted cash	801	764
Goodwill	696,809	696,809
Property, plant and mine development	5,626,552	5,106,036
Other assets	79,905	74,163
Total assets	$7,865,601	$7,107,951
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$290,722	$228,566
Reclamation provision	10,038	9,193
Interest payable	12,894	14,242
Income taxes payable	16,755	35,070
Finance lease obligations	3,412	5,535
Current portion of long-term debt	—	129,896
Fair value of derivative financial instruments	—	1,120
Total current liabilities	333,821	423,622
Non-current liabilities:
Long-term debt	1,371,851	1,072,790
Reclamation provision	345,268	265,308
Deferred income and mining tax liabilities	827,341	819,562
Other liabilities	40,329	34,195
Total liabilities	2,918,610	2,615,477
EQUITY
Common shares:
Outstanding — 232,793,335 common shares issued, less 542,894 shares held in trust	5,288,432	4,987,694
Stock options	186,754	179,852
Contributed surplus	37,254	37,254
Deficit	(595,797)	(744,453)
Accumulated other comprehensive income	30,348	32,127
Total equity	4,946,991	4,492,474
Total liabilities and equity	$7,865,601	$7,107,951

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016

REVENUES
Revenues from mining operations	$565,254	$499,210	$2,242,604	$2,138,232

COSTS, EXPENSES AND OTHER INCOME
Production(i)	287,689	255,112	1,057,842	1,031,892
Exploration and corporate development	31,708	35,846	141,450	146,978
Amortization of property, plant and mine development	129,478	151,399	508,739	613,160
General and administrative	28,570	32,147	115,064	102,781
Impairment loss on available-for-sale securities	1,286	—	8,532	—
Finance costs	21,092	19,795	78,931	74,641
Loss (gain) on derivative financial instruments	550	(9)	(20,990)	(9,468)
Gain on sale of available-for-sale securities	—	—	(168)	(3,500)
Environmental remediation	893	(1,597)	1,219	4,058
Gain on impairment reversal	—	(120,161)	—	(120,161)
Foreign currency translation loss (gain)	5,492	(1,661)	13,313	13,157
Other (income) expenses	(4,478)	12,926	(3,709)	16,233
Income before income and mining taxes	62,974	115,413	342,381	268,461
Income and mining taxes expense	27,876	52,759	98,494	109,637
Net income for the period	$35,098	$62,654	$243,887	$158,824

Net income per share - basic	$0.15	$0.28	$1.06	$0.71
Net income per share - diluted	$0.15	$0.28	$1.05	$0.70

Weighted average number of common shares outstanding (in thousands):
Basic	231,916	224,785	230,252	222,737
Diluted	234,065	227,444	232,461	225,754

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016

OPERATING ACTIVITIES
Net income for the period	$35,098	$62,654	$243,887	$158,824
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	129,478	151,399	508,739	613,160
Deferred income and mining taxes	15,750	9,678	10,855	7,609
Gain on sale of available-for-sale securities	—	—	(168)	(3,500)
Stock-based compensation	9,417	8,731	43,674	33,804
Impairment loss on available-for-sale securities	1,286	—	8,532	—
Gain on impairment reversal	—	(120,161)	—	(120,161)
Foreign currency translation loss (gain)	5,492	(1,661)	13,313	13,157
Other	15,069	10,413	15,362	14,012
Adjustment for settlement of reclamation provision	(2,085)	(788)	(4,824)	(2,719)
Changes in non-cash working capital balances:
Trade receivables	(4,256)	(286)	(3,815)	(471)
Income taxes	(16,901)	26,433	(31,913)	28,082
Inventories	7,750	(12)	(64,889)	20,355
Other current assets	26,163	32,583	(13,722)	53,009
Accounts payable and accrued liabilities	(44,033)	(46,950)	44,694	(35,408)
Interest payable	(11,298)	(11,432)	(2,168)	(1,136)
Cash provided by operating activities	166,930	120,601	767,557	778,617

INVESTING ACTIVITIES
Additions to property, plant and mine development	(296,277)	(166,567)	(874,153)	(516,050)
Acquisitions, net of cash and cash equivalents acquired	(71,989)	—	(71,989)	(12,434)
Net (purchases) sales of short-term investments	(737)	378	(2,495)	(980)
Net proceeds from sale of available-for-sale securities and other investments	—	—	333	9,461
Purchases of available-for-sale securities and other investments	(8,299)	(14,408)	(51,724)	(33,774)
(Increase) decrease in restricted cash	(2)	54	(24)	287
Cash used in investing activities	(377,304)	(180,543)	(1,000,052)	(553,490)

FINANCING ACTIVITIES
Dividends paid	(20,285)	(20,281)	(76,075)	(71,375)
Repayment of finance lease obligations	(914)	(2,375)	(5,252)	(10,004)
Proceeds from long-term debt	—	—	280,000	125,000
Repayment of long-term debt	—	—	(410,412)	(405,374)
Notes issuance	—	—	300,000	350,000
Long-term debt financing	(1,220)	(920)	(3,505)	(3,415)
Repurchase of common shares for stock-based compensation plans	(25)	(34)	(24,684)	(15,576)
Proceeds on exercise of stock options	9,452	1,552	44,199	192,103
Common shares issued	2,891	2,698	224,896	29,027
Cash (used in) provided by financing activities	(10,101)	(19,360)	329,167	190,386
Effect of exchange rate changes on cash and cash equivalents	(2,013)	715	(3,668)	311
Net (decrease) increase in cash and cash equivalents during the period	(222,488)	(78,587)	93,004	415,824
Cash and cash equivalents, beginning of period	855,466	618,561	539,974	124,150
Cash and cash equivalents, end of period	$632,978	$539,974	$632,978	$539,974

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$33,814	$31,353	$78,885	$71,401
Income and mining taxes paid	$31,322	$20,681	$127,915	$105,184

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016
(thousands of United States dollars)
LaRonde mine	$54,756	$44,056	$185,488	$179,496
Lapa mine	2,073	13,233	38,786	52,974
Goldex mine	21,785	15,284	71,015	63,310
Meadowbank mine	55,505	52,246	224,364	218,963
Canadian Malartic mine(i)	58,295	46,930	188,568	183,635
Kittila mine	38,146	34,352	148,272	141,871
Pinos Altos mine	30,752	26,450	108,726	114,557
Crest on Mascota deposit at Pinos Altos	9,315	7,923	31,490	27,341
La India mine	17,062	14,638	61,133	49,745
Production costs per the consolidated statements of income and comprehensive income	$287,689	$255,112	$1,057,842	$1,031,892

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne (iii) by

(thousands of United States dollars, except as noted)

LaRonde Mine Per Ounce of Gold Produced(ii)(vi)	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016
(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	92,523	83,508	348,870	305,788
Production costs	$54,756	$592	$44,056	$528	$185,488	$532	$179,496	$587
Inventory and other adjustments(iv)	2,105	23	5,171	61	26,246	75	24,914	81
Cash operating costs (co-product basis)	$56,861	$615	$49,227	$589	$211,734	$607	$204,410	$668
By-product metal revenues	(21,106)	(229)	(15,403)	(184)	(70,054)	(201)	(51,136)	(167)
Cash operating costs (by-product basis)	$35,755	$386	$33,824	$405	$141,680	$406	$153,274	$501

LaRonde Mine Per Tonne(iii)(vii)	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016
(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)	585	572	2,246	2,240
Production costs	$54,756	$94	$44,056	$77	$185,488	$83	$179,496	$80
Production costs (C$)	C$	68,535	C$	117	C$	57,302	C$	100	C$	243,638	C$	108	C$	237,934	C$	106
Inventory and other adjustments (C$)(v)	(3,953)	(7)	(517)	(1)	(1,107)	—	(1,447)	—
Minesite operating costs (C$)	C$	64,582	C$	110	C$	56,785	C$	99	C$	242,531	C$	108	C$	236,487	C$	106

Lapa Mine	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Per Ounce of Gold Produced(ii)(viii)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	—	14,065	48,410	73,930

Production costs	$2,073	$—	$13,233	$941	$38,786	$801	$52,974	$717
Inventory and other adjustments(iv)	(2,060)	—	(82)	(6)	(2,143)	(44)	1,173	15
Cash operating costs (co-product basis)	$13	$—	$13,151	$935	$36,643	$757	$54,147	$732
By-product metal revenues	(13)	—	(6)	—	(112)	(2)	(28)	—
Cash operating costs (by-product basis)	$—	$—	$13,145	$935	$36,531	$755	$54,119	$732

Lapa Mine	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Per Tonne(iii)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)	—	130	398	593

Production costs	$2,073	$—	$13,233	$102	$38,786	$97	$52,974	$89
Production costs (C$)	C$	2,639	C$	—	C$	17,335	C$	133	C$	50,976	C$	128	C$	69,941	C$	118
Inventory and other adjustments (C$)(v)	(2,639)	—	198	2	(3,166)	(8)	1,580	3
Minesite operating costs (C$)	C$	—	C$	—	C$	17,533	C$	135	C$	47,810	C$	120	C$	71,521	C$	121

Goldex Mine Per Ounce of Gold Produced(ii)(ix)	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016
(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	27,033	24,170	110,906	120,704

Production costs	$21,784	$806	$15,284	$632	$71,014	$640	$63,310	$525
Inventory and other adjustments(iv)	(2,349)	(87)	598	25	(3,289)	(29)	912	7
Cash operating costs (co-product basis)	$19,435	$719	$15,882	$657	$67,725	$611	$64,222	$532
By-product metal revenues	(3)	—	(5)	—	(24)	(1)	(26)	—
Cash operating costs (by-product basis)	$19,432	$719	$15,877	$657	$67,701	$610	$64,196	$532

Goldex Mine	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Per Tonne(iii)(x)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)	593	580	2,396	2,545

Production costs	$21,784	$37	$15,284	$26	$71,014	$30	$63,310	$25
Production costs (C$)	C$	27,642	C$	47	C$	20,379	C$	35	C$	91,998	C$	38	C$	83,835	C$	33
Inventory and other adjustments (C$)(v)	(2,147)	(4)	896	2	(2,404)	(1)	1,231	—
Minesite operating costs (C$)	C$	25,495	C$	43	C$	21,275	C$	37	C$	89,594	C$	37	C$	85,066	C$	33

Meadowbank Mine	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	85,046	94,770	352,526	312,214

Production costs	$55,505	$653	$52,246	$551	$224,364	$636	$218,963	$701
Inventory and other adjustments(iv)	1,495	17	3,608	38	(3,127)	(8)	8,105	26
Cash operating costs (co-product basis)	$57,000	$670	$55,854	$589	$221,237	$628	$227,068	$727
By-product metal revenues	(1,430)	(17)	(1,021)	(10)	(4,714)	(14)	(3,837)	(12)
Cash operating costs (by-product basis)	$55,570	$653	$54,833	$579	$216,523	$614	$223,231	$715

Meadowbank Mine	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Per Tonne(iii)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)	992	1,015	3,853	3,915

Production costs	$55,505	$56	$52,246	$51	$224,364	$58	$218,963	$56
Production costs (C$)	C$	71,048	C$	72	C$	67,309	C$	66	C$	292,216	C$	76	C$	284,748	C$	73
Inventory and other adjustments (C$)(v)	4,397	4	5,371	6	1,512	—	5,681	1
Minesite operating costs (C$)	C$	75,445	C$	76	C$	72,680	C$	72	C$	293,728	C$	76	C$	290,429	C$	74

Canadian Malartic Mine(i)	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)	80,743	69,971	316,731	292,514

Production costs	$58,296	$722	$46,930	$671	$188,569	$595	$183,635	$628
Inventory and other adjustments(iv)	(6,010)	(74)	(1,116)	(16)	(497)	(1)	(553)	(2)
Cash operating costs (co-product basis)	$52,286	$648	$45,814	$655	$188,072	$594	$183,082	$626
By-product metal revenues	(1,593)	(20)	(1,468)	(21)	(5,759)	(18)	(5,821)	(20)
Cash operating costs (by-product basis)	$50,693	$628	$44,346	$634	$182,313	$576	$177,261	$606

Canadian Malartic Mine(i)	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Per Tonne(iii)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)	2,615	2,433	10,179	9,821

Production costs	$58,296	$22	$46,930	$19	$188,569	$19	$183,635	$19
Production costs (C$)	C$	73,736	C$	28	C$	66,395	C$	27	C$	243,903	C$	24	C$	244,333	C$	25
Inventory and other adjustments (C$)(v)	(9,225)	(3)	(5,747)	(2)	(3,567)	—	(3,399)	—
Minesite operating costs (C$)	C$	64,511	C$	25	C$	60,648	C$	25	C$	240,336	C$	24	C$	240,934	C$	25

Kittila Mine Per Ounce of Gold Produced(ii)	Three Months Ended December 31, 2017		Three Months Ended December 31, 2016		Year Ended December 31, 2017		Year Ended December 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		47,746		53,337		196,938		202,508

Production costs	$38,146	$799	$34,352	$644	$148,272	$753	$141,871	$701
Inventory and other adjustments(iv)	(109)	(2)	1,101	21	213	1	(26)	(1)
Cash operating costs (co-product basis)	$38,037	$797	$35,453	$665	$148,485	$754	$141,845	$700
By-product metal revenues	(39)	(1)	(59)	(1)	(192)	(1)	(200)	(1)
Cash operating costs (by-product basis)	$37,998	$796	$35,394	$664	$148,293	$753	$141,645	$699

Kittila Mine Per Tonne(iii)	Three Months Ended December 31, 2017		Three Months Ended December 31, 2016		Year Ended December 31, 2017		Year Ended December 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		394		401		1,685		1,667

Production costs	$38,146	$97	$34,352	$86	$148,272	$88	$141,871	$85
Production costs (€)	€32,525	€83	€32,221	€80	€131,111	€78	€128,599	€77
Inventory and other adjustments (€)(v)	(144)	(1)	1,011	3	(79)	—	(505)	—
Minesite operating costs (€)	€32,381	€82	€33,232	€83	€131,032	€78	€128,094	€77

Pinos Altos Mine Per Ounce of Gold Produced(ii)	Three Months Ended December 31, 2017		Three Months Ended December 31, 2016		Year Ended December 31, 2017		Year Ended December 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		40,406		46,685		180,859		192,772

Production costs	$30,752	$761	$26,450	$567	$108,726	$601	$114,557	$594
Inventory and other adjustments(iv)	(1,263)	(31)	2,285	49	5,926	33	(1,840)	(9)
Cash operating costs (co-product basis)	$29,489	$730	$28,735	$616	$114,652	$634	$112,717	$585
By-product metal revenues	(9,874)	(245)	(10,532)	(226)	(43,169)	(239)	(44,118)	(229)
Cash operating costs (by-product basis)	$19,615	$485	$18,203	$390	$71,483	$395	$68,599	$356

Pinos Altos Mine Per Tonne(iii)	Three Months Ended December 31, 2017		Three Months Ended December 31, 2016		Year Ended December 31, 2017		Year Ended December 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		548		556		2,308		2,260

Production costs	$30,752	$56	$26,450	$48	$108,726	$47	$114,557	$51
Inventory and other adjustments(v)	(991)	(2)	1,728	3	6,065	3	(3,698)	(2)
Minesite operating costs	$29,761	$54	$28,178	$51	$114,791	$50	$110,859	$49

Creston Mascota deposit at Pinos Altos Per Ounce of Gold Produced(ii)	Three Months Ended December 31, 2017		Three Months Ended December 31, 2016		Year Ended December 31, 2017		Year Ended December 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		14,012		11,213		48,384		47,296

Production costs	$9,315	$665	$7,923	$707	$31,490	$651	$27,341	$578
Inventory and other adjustments(iv)	339	24	15	1	862	18	472	10
Cash operating costs (co-product basis)	$9,654	$689	$7,938	$708	$32,352	$669	$27,813	$588
By-product metal revenues	(1,368)	(98)	(657)	(59)	(4,535)	(94)	(3,426)	(72)
Cash operating costs (by-product basis)	$8,286	$591	$7,281	$649	$27,817	$575	$24,387	$516

Creston Mascota deposit at Pinos Altos Per Tonne(iii)	Three Months Ended December 31, 2017		Three Months Ended December 31, 2016		Year Ended December 31, 2017		Year Ended December 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		558		524		2,196		2,119

Production costs	$9,315	$17	$7,923	$15	$31,490	$14	$27,341	$13
Inventory and other adjustments(v)	254	—	(191)	—	559	1	(77)	—
Minesite operating costs	$9,569	$17	$7,732	$15	$32,049	$15	$27,264	$13

La India Mine Per Ounce of Gold Produced(ii)	Three Months Ended December 31, 2017		Three Months Ended December 31, 2016		Year Ended December 31, 2017		Year Ended December 31, 2016
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		25,500		28,714		101,150		115,162

Production costs	$17,062	$669	$14,638	$510	$61,133	$604	$49,745	$432
Inventory and other adjustments(iv)	1,057	42	142	5	2,958	30	4,189	36
Cash operating costs (co-product basis)	$18,119	$711	$14,780	$515	$64,091	$634	$53,934	$468
By-product metal revenues	(823)	(33)	(2,224)	(78)	(5,392)	(54)	(8,453)	(73)
Cash operating costs (by-product basis)	$17,296	$678	$12,556	$437	$58,699	$580	$45,481	$395

La India Mine Per Tonne(iii)	Three Months Ended December 31, 2017		Three Months Ended December 31, 2016		Year Ended December 31, 2017		Year Ended December 31, 2016
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,692		1,540		5,965		5,837

Production costs	$17,062	$10	$14,638	$10	$61,133	$10	$49,745	$9
Inventory and other adjustments(v)	766	1	(231)	(1)	1,545	1	2,909	—
Minesite operating costs	$17,828	$11	$14,407	$9	$62,678	$11	$52,654	$9

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine since the date of acquisition.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) Under the Company’s revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustment reflects production costs associated with the portion of production still in inventory.

(vi) The LaRonde mine’s per ounce of gold produced calculations exclude 515 ounces for the twelve months ended December 31, 2017 of payable gold production and the associated costs related to LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(vii) The LaRonde mine’s per tonne calculations exclude 7,709 tonnes and the associated costs related to LaRonde Zone 5 which were processed prior to the achievement of commercial production.

(viii) The Lapa mine’s per ounce of gold produced calculations exclude 203 ounces for the twelve months ended December 31, 2017 of payable gold production as a result of the Lapa mill being placed on temporary maintenance.

(ix) The Goldex mine’s per ounce of gold produced calculations exclude 8,041 ounces for the twelve months ended December 31, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(x) The Goldex mine’s per tonne calculations exclude 175,514 tonnes for the twelve months ended December 31, 2017 and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(United States dollars per ounce of gold produced, except where noted)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Production costs per the consolidated statements of income and comprehensive income	$287,689	$255,112	$1,057,842	$1,031,892
Adjusted gold production (ounces) (i)(ii)(iii)	413,009	426,433	1,704,774	1,662,888
Production costs per ounce of adjusted gold production(i)(ii)(iii)	$697	$598	$621	$621
Adjustments:
Inventory and other adjustments(iv)	(17)	28	16	22
Total cash costs per ounce of gold produced (co-product basis)(v)	$680	$626	$637	$643
By-product metal revenues	(88)	(74)	(79)	(70)
Total cash costs per ounce of gold produced (by-product basis)(v)	$592	$552	$558	$573
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	241	203	176	187
General and administrative expenses (including stock options)	69	75	67	62
Non-cash reclamation provision and other	3	2	3	2
All-in sustaining costs per ounce of gold produced (by-product basis)	$905	$832	$804	$824
By-product metal revenues	88	74	79	70
All-in sustaining costs per ounce of gold produced (co-product basis)	$993	$906	$883	$894

Notes:

(i) The LaRonde mine’s per ounce of gold produced calculations exclude 515 ounces for the twelve months ended December 31, 2017 of payable gold production and the associated costs related to LaRonde Zone 5 which were produced prior to the achievement of commercial production.

(ii) The Lapa mine’s per ounce of gold produced calculations exclude 203 ounces for the twelve months ended December 31, 2017 of payable gold production as a result of the Lapa mill being placed on temporary maintenance.

(iii) The Goldex mine’s per ounce of gold produced calculations exclude 8,041 ounces for the twelve months ended December 31, 2017 of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(iv) Under the Company’s revenue recognition policy, revenue is recognized when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of production not yet recognized as revenue.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per